NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

July 31, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended May 31, 2011

(the “2011 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 29, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto.

To assist the Staff’s evaluation of the Company’s VIE structure, we have prepared a memorandum (the “VIE Analysis Memo”) attached as Annex 1 hereto to set forth the basis for the consolidation of our variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. and its subsidiaries (collectively, the “VIE”), pursuant to FIN 46(R) and SFAS 167, as codified by ASC 810-10. Our independent auditors, Deloitte Touche Tohmatsu CPA Ltd., have reviewed the VIE Analysis Memo and confirmed that they agree with the analysis and conclusion set forth in the VIE Analysis Memo.

The Company, its subsidiaries and the VIE are collectively referred to as the “Group” in this letter.

The Company is also supplementally providing copies of agreements, board minutes and other documents requested by the Staff in separate exhibit volumes (the “Exhibit Volume”) and has arranged the delivery of the Exhibit Volume to the Staff.

General

1.	We note your entry into new VIE agreements. Please provide us with your legal analysis as to how your VIE agreements would be considered valid pursuant to Article 52 of the PRC Contract Law. It appears that pursuant to Article 52 of the PRC Contract Law, such contracts may be determined to be invalid because an “illegitimate purpose is concealed under the guise of legitimate acts,” and the contract “violates the mandatory provisions of a law or administrative regulation,” considering various applicable PRC rules, regulations, circulars and notices. For example, we note the Circular 10 prohibition against round-trip investment and the MOFCOM Industry Catalogue restriction on foreign investment in this industry. Please include your consideration of all applicable PRC rules, regulations, circulars and notices, including but not limited to those aforementioned. We note your risk factor regarding uncertainties in PRC law. Please be specific in your analysis and distinguish between legal validity versus uncertainty as to enforcement of breaches.

The Company respectfully submits to the Staff that, as advised by the Company’s PRC counsel, Tian Yuan Law Firm, the Company’s VIE agreements, which consist of a series of agreements between the Company and its wholly-owned subsidiaries in China (the “WFOEs”) on one hand, and the VIE and the VIE’s sole shareholder presently and 11 shareholders in the past on the other hand, would not be considered invalid under Article 52 of the PRC Contract Law.

Article 52 of the PRC Contract Law provides that a contract is invalid if “illegitimate purpose is concealed under the guise of legitimate acts” or the contract “violates the mandatory provisions of a law or administrative regulation,” among others. According to the Company’s PRC counsel, Tian Yuan Law Firm, the Company’s VIE agreements are not contracts that were entered for illegitimate purpose, and they do not violate the mandatory provisions of a law or an administrative regulation, for the reasons set forth below.

With regard to the application of Article 52 of the PRC Contract Law, Article 4 of the Interpretation of the Supreme People’s Court of Several Issues concerning the Application of the Contract Law of the PRC (Part I) promulgated by the PRC Supreme People’s Court in 1999 provides that “for a people’s court to invalidate a contract, it shall only base on laws enacted by the National People’s Congress and its Standing Committee and administrative regulations promulgated by the State Council; the People’s Court shall not invalidate a contract based on local decrees or administrative rules.” The Company is not aware of any laws enacted by the National People’s Congress and its Standing Committee or administrative regulations promulgated by the State Council that state that private education is illegitimate, prohibit the use of the VIE agreements in the private education industry, or require PRC courts to invalidate such agreements used in the private education industry.

The Company is aware of one instance where PRC administrative rules expressly refer to the use of the VIE contractual arrangements. In implementing the Notice on the Establishment of the Security Review System on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises promulgated by the State Council in February 2011, the Ministry of Commerce issued the Implementing Rules Concerning National Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises in August 2011. These implementing rules require that mergers and acquisitions by foreign investors involving “an industry related to national security” be subject to the strict review of the Ministry of Commerce, and any activities attempting to bypass such national security review, including by structuring the transaction through “contractual control arrangement,” are prohibited. However, these implementation rules only apply to mergers and acquisitions involving “an industry related to national security.” The Group operates in the private education industry in China, which is not related to national security. According to the Company’s PRC counsel, Tian Yuan Law Firm, these implementation rules do not apply to the Company.

With respect to the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or Circular 10, it was promulgated by six PRC regulatory agencies on August 8, 2006 and became effective on September 8, 2006. According to Article 84 of the PRC Legislation Law, “[n]ational law, administrative regulations, local decrees, autonomous decrees and special decrees, and administrative or local rules do not have retroactive effect.” Accordingly, Circular 10, as an administrative rule, does not have a retroactive effect. The Group’s corporate structure, which is comprised of the holding company in the Cayman Islands, the WFOEs, the VIE, and VIE agreements between the WFOEs on one hand and the VIE and the then shareholders of the VIE on the other hand, had been in existence before Circular 10 was promulgated. Therefore, when Circular 10 became effective on September 8, 2006, it did not apply to the Group’s then corporate structure.

In summary, the Company’s VIE agreements would not be considered invalid pursuant to Article 52 of the PRC Contract Law because (i) the Company’s VIE agreements do not violate the mandatory provisions of a PRC law or administrative regulation, (ii) the VIE agreements are not contracts that were entered for “illegitimate purpose,” and (iii) Circular 10 is not applicable to the Group’s corporate structure.

As the Staff is aware, it is commonly recognized that there remain legal risks and uncertainties with respect to the VIE structure, and the Company has disclosed such risks under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” in the 2011 Form 20-F.

2.	Please describe the purpose, design and overall economics of the VIE, including addressing what risks it was designed to pass along to the primary beneficiary, as well as the overall strategy for distributing returns of the VIE and or funding losses of the VIE.

(i) The purpose of the VIE.

The Company has adopted the VIE structure due to the restrictions on, or conditions for, direct foreign ownership of the education business in China under the following PRC regulations:

(A) Article 4 of the Guidance of Foreign Investment Directions (the “Guidance”), which was issued by the State Council on February 11, 2001 and became effective on April 1, 2002, categorizes foreign investments as “encouraged,” “permitted,” “restricted” or “prohibited.” The Catalog for the Guidance of Foreign Investment Industries (the “Catalog”), as promulgated and amended from time to time by the Ministry of Commerce, provides a detailed list of industries where foreign investments are encouraged, restricted or prohibited. Foreign investments in industries not mentioned in the Catalog are permitted, pursuant to Article 4 of the Guidance. The services the Company offers in China through the VIE fall into three categories: (i) the “permitted” category, which includes the Group’s language training and test preparation courses; (ii) the “restricted” category, which includes the Group’s high schools in Yangzhou and Beijing that offer grade ten to twelve education, and (iii) the “prohibited” category, which includes the Group’s primary and middle schools in Yangzhou that offer grade one to nine education.

(B) Pursuant to Articles 2 and 61 of the Regulations on Operating Chinese-Foreign Schools promulgated by the State Council, and Articles 2, 3, 33, 48 and 49 of the Implementing Rules for the Regulations on Operating Chinese-Foreign Schools, a foreign entity that invests in the education business in China must be an educational institution with relevant experience in providing education outside of China. Since the Company is not an educational institution that provides educational services outside of China, the Company does not meet the condition for directly owning and operating schools in China. On the other hand, the VIE, as a PRC domestic enterprise, is permitted to own and operate schools in China, under the PRC Education Law, the Law for Promoting Private Education (2003) and the Implementation Rules for Promoting Private Education (2004).

(ii) The design of the VIE.

The VIE holds the requisite licenses and permits necessary to conduct the Group’s education business in China. Through the VIE agreements, the Company (A) has the right to receive substantially all of the economic benefits from the VIE pursuant to the various service agreements entered into between the WFOEs and the VIE; (B) has an exclusive right to purchase all or part of the equity interests in the VIE from its shareholders when and to the extent permitted by PRC law, or request any shareholder of the VIE to transfer all or part of the equity interests held by such holder to a third party designated by the Company at any time; and (C) exercise its rights under the equity pledge agreements that the shareholders of the VIE entered into with the WFOEs to secure their obligations under the service agreements.

The terms of the VIE agreements are summarized as follows:

Equity Pledge Agreements. (For copies of these agreements, see Exhibits 1.1 to 1.6 included in the Exhibit Volume.)

Pursuant to the equity pledge agreement dated as of May 25, 2006 among the VIE, all of the 11 shareholders of the VIE, and two WFOEs, namely, Beijing Hewstone and Beijing Decision, the shareholders of the VIE agreed to pledge all of their equity interests in the VIE to Beijing Hewstone and Beijing Decision to secure the VIE’s obligations under the existing service agreements and any such agreements to be entered into in the future. The shareholders of the VIE agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIE without the prior written consent of Beijing Decision and Beijing Hewstone. All parties agreed that the equity pledge agreement would be binding upon the VIE’s shareholders and their successors.

In January 2012, the 10 former shareholders of the VIE completed the transfer of all of their equity interests in the VIE to Century Friendship, a PRC domestic enterprise controlled by the Company’s founder, chairman and chief executive officer, Mr. Michael Minhong Yu, without consideration. Prior to the transfer, Century Friendship had held 53% of the equity interests in the VIE while the 10 former shareholders of the VIE held the remaining equity interests. In April 2012, Century Friendship entered into five new equity pledge agreements with five WFOEs of the Company to secure the VIE’s obligations under the service agreements between the VIE and the WFOEs. Through these equity pledge agreements, all of the equity interests of the VIE have been pledged to the WFOEs. The terms of the April 2012 agreements are substantially the same as the 2006 agreement.

Option Agreements. (For copies of these agreements, see Exhibits 2.1 to 2.13 included in the Exhibit Volume.)

Pursuant to the 11 option agreements entered into by and between the Company and each of the VIE’s shareholders on various dates, as amended on May 25, 2006, the Company had two call options:

(i) the Direct Acquisition Option: the Company had the exclusive and irrevocable right to purchase from each shareholder of the VIE any or all of such holder’s equity interests in the VIE when and to the extent applicable PRC law permits the Company to own part or all of such equity interests in the VIE; and

(ii) the Direct Transfer Option: the Company had the exclusive right to request each shareholder of the VIE to transfer all or part of the equity interests held by such holder to a PRC person designated by the Company at any time.

The purchase price to be paid by the Company or its designated person should be the minimum amount of consideration permitted by the applicable PRC law at the time when such share transfer occurs. Currently, there are no PRC laws and regulations that mandate the transfer price of, or otherwise restrict, the transfer of equity interests in a PRC company among PRC persons. Accordingly, if we were to exercise our Direct Transfer Option, the consideration paid by our new designated VIE shareholder to acquire the equity interest in the VIE would be nil. This manner of exercise does not require a substantive form of governmental or regulatory review; rather the change in the VIE’s shareholders only needs to be registered, as a means of administrative record-taking, with the local administration of industry and commerce.

After the equity interest transfer in early 2012, Century Friendship executed a new option agreement with Shanghai Smart Words, which is one of the Company’s WFOEs, and the VIE on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 agreements.

Powers of Attorney. (For copies of these agreements, see Exhibits 3.1 to 3.5 included in the Exhibit Volume.)

On April 23, 2012, Century Friendship, in the capacity of the sole shareholder of the VIE, executed five powers of attorney to the WFOEs and entrust the WFOEs as its proxy to exercise its rights as the shareholder of the VIE with respect to an aggregate of 100% of the equity interests in the VIE.

Service Agreements. (For copies of these agreements, see Exhibits 4.1 to 4.182 included in the Exhibit Volume.)

The WFOEs have entered into a series of service agreements with the VIE to enable the WFOEs to receive substantially all of the economic benefits of the VIE. The terms and conditions (i.e. amount of fees charged, renewal and termination) of all service agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented by the WFOEs and the VIE. Service fees in substantially all of these services agreement are calculated as a percentage of the VIE’s revenue or a variable of new student enrollments. The Company, WFOEs and VIE do not have similar service agreements with any other parties. As the Group’s business has expanded, new WFOEs have been established and new services have been added, additional service agreements have been entered into by the WFOEs and the VIE from time to time. In fiscal year 2011, there were 182 service agreements, which fall into four categories: (i) new enrollment system service agreements, (ii) other operating service agreements, (iii) software sale agreements and (iv) trademark license agreements.

New Enrollment System Service Agreements. (For copies of these agreements, see Exhibits 4.1 to 4.33 included in the Exhibit Volume.) New enrollment system service agreements include (i) new enrollment system development service agreements and (ii) New Oriental enrollment system software license agreements. Since 2005, Beijing Decision has entered into new enrollment system development service agreements with certain subsidiaries of the VIE, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to these VIE subsidiaries for a fee calculated based upon the number of new enrollments. In fiscal year 2011, there were 30 new enrollment system development service agreements. These agreements may be renewed by both parties to the agreements. The service fees equal to the applicable fee rate multiplied by the number of new student enrollments. The fees under the agreements are subject to the periodic review by the Company’s Group Financial Department and typically were reviewed and adjusted or confirmed every year. If no adjustment is made, the most recent fee rate will apply. In fiscal year 2011, the fee rate was up to RMB90 per new student enrollment. In addition, there were three New Oriental enrollment system software license agreements in fiscal year 2011, under which Beijing Decision, a WFOE, grants a license to certain subsidiaries of the VIE to use enrollment systems for a one-time perpetual license fee of RMB500,000.

Other Operating Service Agreements. (For copies of these agreements, see Exhibits 4.34 to 4.105 included in the Exhibit Volume.) Pursuant to the operating service agreements between certain WFOEs and certain subsidiaries of the VIE, the WFOEs have agreed to provide certain operating services to the subsidiaries of the VIE for fees which are calculated based on a percentage of the respective revenues of the VIE’s subsidiaries. In fiscal year 2011, there were 72 such service agreements between the WFOEs and the VIE’s subsidiaries. Of these agreements, 34 agreements provide unlimited two-year or five-year automatic renewal terms and the VIE’s subsidiaries cannot terminate the agreements without the WFOEs’ consents; the remaining agreements may be renewed with mutual consent. In fiscal year 2011, the fees under these agreements range from 2% to 9% of the monthly revenues of the applicable VIE’s subsidiaries. The fees under the agreements are subject to the periodic review by the Company’s Group Financial Department and typically are reviewed and adjusted or confirmed every year. If no adjustment is made, the most recent fee rate will apply.

Software Sale Agreements. (For copies of these agreements, see Exhibits 4.106 to 4.180 included in the Exhibit Volume.) Since 2005, three WFOEs have been selling certain self-developed educational software to various subsidiaries of the VIE for inclusion as part of the course materials provided by the VIE’s subsidiaries. In fiscal year 2011, there were 75 such agreements between the WFOEs and the VIE’s subsidiaries. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms and the VIE’s subsidiaries cannot terminate the agreement without the WFOEs’ consents. The price of the software is determined by the WFOEs.

Trademark License Agreements. (For copies of these agreements, see Exhibits 4.181 to 4.182 included in the Exhibit Volume.) Pursuant to the trademark license agreement dated May 13, 2006 between the Company as the licensor and the VIE as the licensee, the Company has granted a non-exclusive, sub-licensable license of its trademarks to the VIE within China. The license is valid from May 14, 2006 to December 31, 2050. Pursuant to the second trademark license agreement entered into between a WFOE as the licensor and a subsidiary of the VIE as the licensee dated as of December 20, 2010, the WFOE grants a license to the VIE’s subsidiary to use certain trademark for a license fee that equals to 5% of the licensee’s monthly revenues. The initial term of this license is two years, but can be automatically renewed and the VIE’s subsidiary cannot terminate the agreement without the WFOE’s consents.

(iii) The overall economics of the VIE.

Through the service agreements summarized above that transfer the VIE’s economic benefits to the Company, the Company is entitled to receive substantially all of the economic benefits from the VIE.

All terms and conditions (i.e. amount of fees charged, renewal and termination) of all service agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented by the WFOEs and the VIE. The Company has structured these agreements and determined the fees charged in light of the cash needs of the companies within the consolidated group as a whole and their effective tax rates. For the past six years, the WFOEs have charged and received services fees that accounted for approximate 81%, 72%, 61%, 63%, 47% and 57% of the VIE’s net income prior to service fee expenses for the fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

3.	Please list and describe to us the activities that most significantly impact the economic performance of your VIE. In your response, tell us how you considered the following activities:

•	Developing content of educational programs;

•	Hiring and conducting performance evaluations of teachers/service providers;

•	Managing student enrollments;

•	Marketing and recruiting students;

•	Establishing pricing for services and products offered;

•	Policy over payment of cash from the VIE; and

•	Control over the chops.

The Company considers the following activities as those that most significantly impact the economic performance of the VIE:

•	developing content of and establishing pricing for educational programs;

•	hiring and conducting performance evaluations of school principals and teachers;

•	managing student enrollments;

•	marketing and recruiting students;

•	policy over payment of cash from the VIE; and

•	expansion of schools and learning centers.

The Company respectfully refers the Staff to paragraphs 67-70 of the VIE Analysis Memo attached as Annex 1 hereto, for a discussion regarding the activities that most significantly impact the economic performance of the VIE.

With respect to the control of the chops referenced in this comment, the Company does not consider it to be an activity that most significantly impacts the economic performance of the VIE. Although the Company considers the control over corporate chops, seals or other controlling non-tangible assets of the WFOEs and the VIE to be an important part of its overall internal control practices, the use of chops is only a normal procedure to follow in document execution and does not have significant economic impacts by itself. The chops of the Company’s subsidiaries and the VIE are generally held by the relevant entities so that documents can be executed locally, while in Beijing, chops of the VIE and its subsidiaries located in Beijing are centrally held by the legal department and the financial department of the Company. In order to maintain the physical security of the chops, the Company generally has them stored in secured locations accessible only to the department heads of the legal or finance departments. It is required that application forms be submitted to such designated individuals for using the chops. The designated individuals review the application forms to confirm whether all the necessary approvals have been obtained and affix chops accordingly. The chops may not be taken out of the office unless approved according to the Company’s policy, in which case the chops must be returned to the designated individuals on the same day.

4.	For each of the activities that most significantly impact the economic performance of your VIE that you identified in the response to the comment above, please identify who makes the significant decisions involving those activities (e.g., managers or board of directors); and therefore, who has power over each individual activity. Please clearly describe and distinguish between any contractual rights that convey power over each individual activity, as well as power that is being exercised in practice by providing examples. In instances in which you believe that there are contractual rights that convey power, please specify the language in the contract that conveys that specific power and when those contractual rights became effective. To the extent such decisions are made by the board of directors, provide us with board minutes from the year ended May 31, 2012 that evidence that the board of directors made decisions involving each of the significant activities identified.

The Company respectfully refers the Staff to paragraphs 67-70 of the VIE Analysis Memo attached as Annex 1 hereto, which also address the Staff’s comment No. 4.

The Company is supplementally providing several board minutes as Exhibit 5.1-5.9 that evidence that the Company’s board of directors made decisions on annual budgets of the Company, including activities conducted by the VIE, and important management appointments.

5.	Please describe for us the decision making process for the significant activities, including who makes the initial decision, what decisions require elevation for approval by another party (e.g., board of directors), and where in the company’s governing documents these decision making processes are laid out. Please also describe what mechanisms are in place if the decisions made by the WFOE are not abided by at the local manager level, including the safeguards in place to prevent the local manager from seizing effective control via control of the chops or otherwise.

The Company respectfully refers the Staff to paragraphs 26-35 and 67-70 of the VIE Analysis Memo attached as Annex 1 hereto, which also address the Staff’s comment No. 5.

With respect to the safeguards in place to prevent the local manager from seizing effective control via control of the chops, please refer to the Company’s responses to the Staff’s comment No. 3.

6.	Please describe how it was determined which activities are most significant, and therefore convey the power over the VIE. For example, if three of the most significant activities are held by the WFOE and one of the most significant activities is held by the manager of the VIE, then describe how it was determined that the three significant activities held by the WFOE are more or less significant in the aggregate compared to the one most significant activity that is held by the manager of the VIE.

The Company respectfully refers the Staff to paragraphs 67-70 of the VIE Analysis Memo attached as Annex 1 hereto, which also addresses the Staff’s comment No. 6.

7.	We note that Circular 45, strengthening Circular 142, promulgated on November 16, 2011 by the State Administration of Foreign Exchange, or SAFE, expressly prohibits foreign invested entities, or FIEs, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricts the ability of your WFOEs to provide financial support to your VIE, how these restrictions affect your operations, what steps you are taking to account for these restrictions going forward and what risks may ensue. In this analysis discuss all restrictions imposed by Circular 142 and Circular 45, including but not limited to those regarding the use of RMB converted from foreign currency denomination, and detail how each does or does not apply to your operations considering your corporate structure.

The Company respectfully advises the Staff that Circular 142 and Circular 45 have not affected the operations of the VIE. The Company and the WFOEs have never provided any financial support to the VIE as the cash flow generated by the VIE has been sufficient to support its operations. The Company also believes that its current RMB balance and anticipated RMB cash flow from operations of the VIE and the WFOEs, will be sufficient to meet the anticipated cash needs in RMB for the foreseeable future, and it is unlikely that it will require converting a significant amount of foreign currency into RMB to support the business operations of WFOEs and the VIE in China.

If the VIE requires financial support from the Company or the WFOEs in the future, the ability of the Company and the WFOEs to fund the VIE’s operation will be subject to statutory limits and restrictions, including Circular 142 and Circular 45. If it becomes possible that the Company may need to convert a significant amount of foreign currency into RMB to support the business operations of the WFOEs and the VIE in China in the future, the Company will consider including the following risk factor disclosure elaborating such statutory limits and restrictions in its future Form 20-F filings:

“The State Administration of Foreign Exchange, or SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, on August 29, 2008, to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The circular requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the Administration for Industries and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties. In strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party. As a result, Circular 142 and Circular 45 may significantly limit our ability to transfer capital to our VIE through our subsidiaries in the PRC, which may adversely affect our ability to expand our business, and we may not be able to convert capital into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.”

8.	Detail logistically how you will provide any necessary financial support to your VIE including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to your VIE. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods to which these entities and individuals will be subject (e.g., annually) and how these amounts will work to provide the necessary funding to your VIE.

The Company respectfully advises the Staff that as the cash flow generated by the VIE has been sufficient to support its operations, the Company and the WFOEs have never provided any financial support to the VIE. If such financial support to the VIE becomes necessary in the future, the Company may provide financial support to the VIE by loans from the WFOEs or the Company as follows:

Loans from the WFOEs. The WFOEs may extend RMB loans to the VIE through a commercial bank. In China, an entity which is not a financial institution is not permitted to extend loans to another PRC entity directly pursuant to Article 21 and 61 of the General Rules for Loans promulgated by the People’s Bank of China in 1996. As none of our WFOEs is a financial institution, any loan by the WFOEs to the VIE may only be effected through a commercial bank, which is commonly referred to as “entrustment loan” in China, or through loans to the VIE shareholder for purpose of funding an increase of the VIE’s registered capital. To structure an entrustment loan, a WFOE may entrust a commercial bank to provide loans to the VIE according to the amount, use of loans, tenure, interest rate and other conditions set forth by the WFOE, as long as the WFOE deposits cash in the amount equal to or exceeding the amount of loans with the bank and pays the service fees charged by the bank. If the loans extended by the WFOEs are in RMB, no approval is required from any government authority. Our WFOEs are not allowed to extend loans denominated in a foreign currency to any other companies under the current PRC foreign currency regulations.

Loans from the Company. The Company may extend loans to the VIE directly, subject to the approval of relevant PRC government authorities. For illustration purpose, if the Company wants to extend a loan to the VIE, the Company may enter into a loan agreement with the VIE in accordance with a foreign loan quota obtained by the VIE from the Beijing branch of the PRC State Administration of Foreign Exchange (“SAFE”), and the VIE would need to register with SAFE’s Beijing branch the amount, denominating currency, interest rate, tenure and other information of the loan. After completing the registration with SAFE’s Beijing branch, the VIE may proceed with a commercial bank to convert the foreign currency loan into RMB by presenting the bank with a written approval issued by SAFE’s Beijing branch. Note that as the VIE is a PRC entity, its foreign loan quota is subject to the approval of SAFE’s Beijing branch on a case by case basis, and there is no existing annual cap or maximum amount of foreign loans for these domestic entities.

As the Company has explained above, the Company believes that the VIE’s current cash balances and anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for the foreseeable future, and it is unlikely that the Company will need to provide financial support to the VIE. If it becomes possible that the Company may need to provide financial support to the VIE in the future, the Company will consider including a risk factor explaining the PRC statutory limits and restrictions in its future Form 20-F filings, similar to the following:

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and VIE or making additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE. We may need to make loans to our PRC subsidiaries and VIE, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries or VIE are subject to PRC regulations. For example, loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts. Loans by us to our VIE, which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of our VIE by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues.

We cannot assure you that we will be able to obtain the government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or our VIE. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

9.	Citing all applicable PRC rules, regulations, circulars and notices, please provide us with your legal analysis as to how your VIE agreements do or do not provide the following provisions:

•

A power of attorney for the shareholders of the VIE, which grants the registrant’s directors and their successors the power to exercise all rights of the VIE’s shareholder (e.g., voting rights, the right to sign minutes, the right to file documents).

Pursuant to the powers of attorney executed by the shareholder of the VIE to the WFOEs on April 23, 2012, the VIE shareholder authorizes the WFOEs as its proxy to exercise its shareholder’s right as the WFOEs may deem appropriate or necessary. Pursuant to Article 397 of the PRC Contract Law, there are two types of authorizations: (i) a specific authorization, through which a person “specifically authorizes its agent to deal with one or several matters specified” in the authorization, and (ii) a general authorization, through which a person “generally provides its agent with a general power to deal with all relevant matters.” The powers of attorney granted by the shareholder of the VIE to the WFOEs fall into category (ii) above. Each of these powers of attorney is a “general authorization,” through which the VIE shareholder authorizes the WFOE to exercise all the shareholder’s rights of the VIE, including but not limited to, voting rights, the right to sign minutes and the right to file documents.

The Company respectfully submits to the Staff that the presence of the powers of attorney was not required for the Company’s VIE consolidation analysis, because for the reasons explained in paragraphs 81 and 82 of the VIE Analysis Memo attached hereto as Annex 1, the Company has concluded that it was the party that was exposed to a majority of the VIE’s expected losses and was the party within a related party group that was most closely associated with the activities of the VIE. Furthermore, for the reasons explained in paragraphs 63-66 of the VIE Analysis Memo, the Company has concluded that the direct transfer option is a substantive kick out right that provides the Company with the ability to control the VIE’s shareholders, and therefore the power to direct the activities of the VIE that most significantly impact its economic performance.

•	Dispute resolution clauses that provide for arbitrators to award remedies involving the VIE’s assets and injunctive relief (e.g., for the conduct of business or to compel the transfer of assets).

Except for the powers of attorney, each of the Company’s VIE agreements includes a dispute resolution clause, providing that if a dispute cannot be settled through amicable negotiations, the dispute should be submitted to the Beijing Arbitration Commission for arbitration in accordance with its arbitration rules. There is no express provision in these agreements that arbitrators can award remedies involving the VIE’s assets and injunctive relief. Pursuant to Article 28 of the PRC Arbitration Law, if there is “a potential risk that the arbitration award may be impossible or difficult to enforce” as a result of the acts of the VIE or its shareholder, the WFOEs may apply for a property preservation to seal, detain or freeze the VIE’s assets. In addition, if the VIE or its shareholders fail to comply with an arbitration decision, the WFOEs are entitled to apply to a court for enforcement of the arbitration decision pursuant to Article 62 of the PRC Arbitration Law. Article 220 of the PRC Civil Procedure Law provides that “if the enforcee fails to … comply with an arbitration decision, the court may seal, detain or freeze the enforcee’s assets or sell them through public auctions or private sales.”

The powers of attorney do not include a dispute resolution clause. When a legal document does not include a dispute resolution clause, according to Article 3 and Article 22 of the PRC Civil Procedure Law, the PRC court where the defendant is located has jurisdiction over the disputes. The VIE’s shareholder is established in Beijing, and therefore, according to Article 22 of the PRC Civil Procedure Law, the PRC court in Beijing will have jurisdiction for claims or disputes arising under or related to the powers of attorney.

•	Control of the VIE’s assets, and not only the right to manage its business and the right to returns, to ensure that a liquidator can act to seize the VIE’s assets in a liquidation.

The Company’s VIE agreements currently do not contain a provision that the Company has the control of the VIE’s assets to ensure that a liquidator can act to seize the VIE’s assets in a liquidation. However, under the equity pledge agreements, the VIE’s shareholders do not have the rights to liquidate the VIE without the consent of WFOEs.

10.	We note your use of an equity pledge agreement as part of the VIE agreements. Please tell us why you do not have first priority pledges and liens against some or all of the VIE’s assets in order to encompass control of the VIE’s assets rather than the right to manage the VIE’s business and the right to returns. We note for example, that other VIE corporate structures include a primary beneficiary with pledges of the VIE’s accounts receivable. This secure demonstration of control by the primary beneficiary would seem to ensure that a liquidator would be able to act to seize the VIE’s assets in a liquidation.

The form of the equity pledge agreement signed by all of the VIE’s former shareholders in 2006 and the form of the equity pledge agreements signed by the sole shareholder of the VIE in April 2012 are substantially the same. This form does not have the terms referred to in the Staff’s comment No. 10.

As advised by the Company’s PRC counsel, as the previous shareholders of the VIE pledged all of their equity interests in the VIE to a WFOE under the equity pledge agreement amended on May 25, 2006 and the current shareholder of the VIE has pledged all of its equity interests in the VIE to the WFOEs under the equity pledge agreements dated April 23, 2012, according to Clause 7.2 of the 2006 agreement and Clause 9 of the 2012 agreements, the Company can exercise its rights under the equity pledge agreements through the WFOEs, including the right to sell all the equity interests in the VIE. Such a sale of all of the equity interests in the VIE has substantially the same effects of selling all of the VIE’s assets.

11.	We note your response to prior comment three from our letter dated May 18 and your conclusion that “the company and its PRC counsel confirm that the powers of attorney contain all necessary provisions, including nominating and voting rights under PRC law to maintain a controlling interest in the VIE, such that it has the power to direct the activities that most significantly impact the VIE’s economic performance.” Please:

•

Explain how the power of attorney conveys all rights held by the shareholder of the VIE to the WFOE per the language that such shareholder of the VIE authorizes the WFOE “as [its] proxy to exercise shareholder’s rights representing 37% of the [VIEs] voting shares as [the WFOE] may deem as appropriate or necessary (emphasis added).” Please explain how this clause, which articulates no specific facts or circumstances regarding what rights may be exercised, gives the WFOE all shareholder rights. Provide us with your detailed legal analysis as to the business purpose of such a clause and the legal validity and effect of such a contract and this clause that lacks specificity. It appears that this clause is too vague to allow for effective action by the PRC courts, providing no clarity or objectivity of the standards for default or the penalty. Cite all relevant PRC rules, regulations, circulars and notices as appropriate.

As described in the Company’s response to the first bullet point in comment No. 9 above, the powers of attorney granted by the shareholder of the VIE to the WFOEs are a “general authorization” permitted under applicable PRC law. Through these powers of attorney, the VIE’s shareholder authorizes the WFOEs to exercise all the shareholder’s rights of the VIE, including but not limited to, voting rights, the right to sign minutes and the right to file documents. As such, the Company’s PRC counsel has advised the Company that the powers of attorney will not be considered too vague to allow for effective action by PRC courts.

The Company further respectfully advises the Staff that, as advised by its PRC counsel, the lack of specificity of a contract does not affect the validity of the contract under PRC law because under the PRC Contract Law, only the following factors would affect a contract’s validity:

(1) Pursuant to Article 52, a contract shall be invalid if it “(i) is concluded through the use of fraud or coercion by one party to damage the interests of the state; (ii) involves a malicious collusion to damage the interests of the state, a collective or a third party; (iii) is concluded for an illegitimate purpose concealed under the guise of legitimate acts; (iv) damages the public interests; or (v) violates the mandatory provisions of a law or administrative regulation;”

(2) Pursuant to Article 54, a party shall have the right to request the court or an arbitration institution to modify or revoke a contract if it is “(i) concluded as a result of significant misconception; or (ii) obviously unfair at the time of conclusion. If a contract is concluded by one party against the other party’s true intentions through the use of fraud, coercion, or exploitation of the other party’s unfavorable position, the injured party shall have the right to request the court or an arbitration institution to modify or revoke it.”

(3) Pursuant to Articles 47, 48 and 51, a contract shall not come into effect if it is entered into with a person (i) with limited civil capacity of conduct or (ii) without a right to dispose of the subject of the contract, unless otherwise provided in the PRC Contract Law.

The powers of attorney do not fall into any of the above categories, and accordingly as advised by the Company’s PRC counsel, the powers of attorney are valid and enforceable under PRC law.

•	Tell us which of the entitlements (i) through (vi) in your response are pursuant to the articles of the VIE and separately from the PRC Company Law.

(i)	Approve transfers of any or all of the equity interests or assets of the VIE:

This is a power granted by the PRC Company Law. Pursuant to Article 72 of the PRC Company Law, a shareholder of a PRC company shall “seek the approval from over 50% of the other shareholders before it transfers its equity interests to a non-shareholder.” Shareholders also have the rights to approve the sale of all or substantially all of a PRC company’s assets pursuant to Article 37 of the PRC Company Law.

Please note that in the option agreements signed by the then 11 shareholders, each shareholder had signed a letter, included as Appendix 2 to each of the option agreements, to give consent to other shareholders’ transfers of equity interest in the VIE to the Company or any third party designated by the Company.

(ii)	Nominate the directors of the VIE:

This is a power granted by the PRC Company Law. Pursuant to Article 38 of the PRC Company Law, “shareholders are entitled to elect directors.” Article 8 of the VIE articles also provides that the shareholder(s) of the VIE is “entitled to appoint the board of directors.”

(iii)	Supervise the economic performance conducted by the board of directors:

This is a power granted by both the PRC Company Law and the articles of the VIE. Article 47 of the PRC Company Law and Article 9 of the VIE articles provide that the board of directors of a company is responsible for “preparing a company’s annual budget and final account plans” and “preparing a company’s profit distribution and deficit coverage plans.” Article 38 of the PRC Company Law and Article 8 of the VIE articles provide that the shareholders are entitled to review and approve the plans above. In addition, Article 47 of the PRC Company Law and Article 9 of the VIE articles also provide that the board of directors “shall report to the shareholders.”

(iv)	Access the financial information of the VIE:

This is a power granted by the PRC Company Law. Pursuant to Article 34 of the PRC Company Law, shareholders are entitled to “review and reproduce the company’s accounting reports.” Shareholders are also entitled to “review the company’s accounting records.”

(v)	File a lawsuit against the board of directors or senior management members when they are acting to the detriment of the shareholder’s interest:

This is a power granted by the PRC Company Law. Pursuant to Articles 150 and 152 of the PRC Company Law, “if the board of directors … and senior management members violate the laws, administrative regulations and the articles of the company and cause damages to the company … shareholders of a limited company are entitled to request to supervisors of the company to file a lawsuit with the court. … In the event that the supervisors … reject to file a lawsuit upon receipt of the shareholders’ request, or fail to file a lawsuit within 30 days upon receipt of shareholders’ request, or the company will incur a loss that is difficult to recover if a lawsuit is not filed urgently, the shareholders may file such a lawsuit in their own capacity.”

(vi)	Approve the annual budget and declare dividends:

This is a power granted by both the PRC Company Law and the articles of the VIE. Article 38 of the PRC Company Law and Article 8 of the VIE articles both provide that the shareholders are entitled to approve the annual budget plans and profit distribution plans.

12.	Please advise us in what capacity Mr. Yu signed the Option Agreement on behalf of Beijing New Oriental Education and Technology (Group) Co., Ltd., be it as Chairman and CEO, or in some other capacity.

The Company respectfully advises the Staff that Mr. Yu signed the option agreement on behalf of Beijing New Oriental Education and Technology (Group) Co., Ltd. as its director and authorized signatory.

13.	We note that your five equity pledge agreements pledge 100% of the equity interests in New Oriental in total, that is, among the five agreements, but not individually. For example, in Exhibit 1 only 10% of the equity interest in New Oriental is pledged by the shareholder to the WFOE. Please explain in detail how this equity pledge structure best secures your equity rights in each entity and as a group when considering consolidation control. Further, detail what rights, substantive and procedural, differ for a WFOE holding a 100% of the equity in a VIE as opposed to a WFOE holding a percentage less than 100% of the equity in a VIE. For example, explain whether this split in assignment of pledged equity percentage affects the ability of any one WFOE to dispose of the equity pledge interest in the event of default by the VIE by public auction of the equity. Please cite all relevant PRC rules, regulations, circulars and notices.

The Company respectfully advises the Staff that the five equity pledge agreements are intended to secure the performance of the VIE’s obligations under the service agreements that the VIE has entered into with each WFOE. Please refer to the Company’s responses to comment No. 2 above and Comment No. 23 below for a summary of these service agreements. Given that there are five WFOEs with service agreements with the VIE, each of the WFOEs also entered into an equity pledge agreement with the VIE shareholder to secure the VIE’s obligations under the service agreements. The equity interests of the VIE pledged under these five equity pledge agreements in the aggregate constitute 100% of the equity interests in the VIE.

The Company believes that the effect of five equity pledge agreements pledging 100% equity interests of the VIE in total is substantially the same as a single pledge of all the equity interests of the VIE because all the pledgees under the equity pledge agreements are wholly-owned subsidiaries of the Company. Procedurally, compared to one equity pledge agreement pledging 100% of the equity interests in the VIE to one WFOE, having five equity pledge agreements to pledge the equity interests in the VIE to five different WFOEs has both advantages and disadvantages as summarized below:

Advantages. The multiple pledge structure will likely increase the Company’s chance of acquiring the equity interests in the VIE through its designated bidder in a public auction of the VIE. When there is an event of default, unless the Company decides to enforce all five equity pledge agreements at the same time, any person who wins the bid in a public auction can only acquire a portion of the VIE equity interest that is put up for sale pursuant to Article 63 of the PRC Guarantee Law and Article 219 of the PRC Property Law. Such split normally will reduce the attractiveness of that portion of the VIE equity interest being auctioned off. Under this situation, the Company can designate a PRC person bidder to bid for and acquire the portion of equity interests.

Disadvantages. If the Company’s goal is to receive the proceeds from the public auction or private sale of the pledged equity interests, then the multiple pledge structure might have certain disadvantages. Enforcing five equity pledge agreements concurrently through public auction or otherwise is likely to be more time consuming and cumbersome than enforcing one agreement in the event of default by the VIE.

The Company respectfully reminds the Staff that in an event of default, the Company’s preferred approach is to ask the WFOEs to designate a third party to acquire the equity interests in the VIE from the current VIE shareholder, rather than to go through the public auction process.

14.	We note the inclusion of Exhibit 6 the Option Agreement provided supplementally in your response to comment 1 from our letter dated May 18, 2012. It appears the agreement only provides for a transfer of 37% of the equity interest that the shareholder has in New Oriental Education & Technology Group Co., Ltd. Please explain this arrangement in greater detail in light of your response to several comments that indicate that your WFOE could require the transfer of all equity interests in the event that the shareholder of the VIE acts adversely to the interests of the WFOE.

The Company respectfully advises the Staff the percentage of equity interest that is subject to the option agreement should be 100%, not 37%. “37%” was a typological error made when preparing the English translation of the executed option agreement. There had been discussions among the Company and its PRC counsel on whether to request the VIE shareholder to execute five or one option agreement prior to the option agreement was executed on April 23, 2012. The final decision was to have one option agreement for 100% of the equity interests in the VIE, rather than having five option agreements to collectively acquire 100% of the equity interests. However, this final result unfortunately was not reflected in the English translation. The Company is attaching a copy of the original executed option agreement, and the corrected English translation as Annex 2 and Annex 3 hereto.

Risk Factors, page 5

Risks Related to Our Corporate Structure, page 13

15.	We note that in your response to comment three from our letter dated May 18, 2012 you state that “the powers of attorney do not prohibit the shareholder of the VIE from revoking its authorization to the WFOEs.” You go on to state that “[n]onetheless, the shareholder of the VIE cannot effectively revoke its authorization under the current VIE structure.” These statements appear to be inconsistent. Please advise or revise to reconcile the statements.

Furthermore, please explain why the powers of attorney were executed with limited and potentially revocable authorization given the stated purpose of assisting in establishing and maintain control under your VIE corporate structure. We note your statement that the revocability of the powers of attorney is not crucial to the WFOEs’ control over the VIE operation.

The Company respectfully advises the Staff that the statement, “[t]he powers of attorney do not prohibit the shareholder of the VIE from revoking its authorization to the WFOEs,” explains the terms of the powers of attorney as they are written, because the powers of attorney do not have provisions that prohibit the shareholder of the VIE from revoking its authorization to the WFOEs.

The statement that immediately follows, “[n]onetheless, the shareholder of the VIE cannot effectively revoke its authorization under the current VIE structure,” was meant to address the likely outcome in reality. The following is an illustration of the likely outcome: If the current VIE shareholder attempts to revoke the powers of attorney, the Company will instruct the WFOEs to exercise their exclusive option to designate another PRC person to acquire the equity interests in the VIE from the current VIE shareholder pursuant to the option agreement. Before the current VIE shareholder transfers the equity interests of the VIE to a PRC person designated by the WFOEs, it is prohibited from transferring the equity interests of the VIE to anyone else without the WFOEs’ prior written consent under the equity pledge agreements. As a cumulative result of the foregoing, the Company believes that the VIE shareholder is unable to effectively revoke the powers of attorney effectively under the VIE agreements.

With respect to the authorization provided under the powers of attorney, the Company respectively advises the Staff that the authorization granted under each of the powers of attorney is a “general” authorization under Article 397 of the PRC Contract law and not a “limited authorization,” as explained in the Company’s response to the first bullet point in comment No. 9 above. Through these powers of attorney, the VIE’s shareholder authorizes the WFOE to exercise all the shareholder’s rights of the VIE, including but not limited to, voting rights, the right to sign minutes and the right to file documents.

As discussed in the VIE Analysis Memo, the Company has concluded that the direct transfer option is a substantive kick out right for the reasons articulated in paragraphs 63-66 of the VIE Analysis Memo. Furthermore, as demonstrated in paragraphs 81-82 of the VIE Analysis Memo, the powers of attorney are neither contemplated in, nor required to support the Company’s conclusion that it is the primary beneficiary of the VIE.

The Company acknowledges that the powers of attorney that the Company requested the VIE shareholder to sign in April 2012 do not have the irrevocability clause. The Company also respectfully submits to the Staff that the VIE shareholder executed the VIE documents in the forms requested by the Company, including the powers of attorney. The Company continues to evaluate whether to make additional changes to the VIE agreements to further strengthen the Company’s corporate structure, including adding an irrevocability clause in the powers of attorney.

16.	We note your response to comment three of our letter dated May 18, 2012. You indicate in your response that the power of attorney agreement is revocable and the option agreement permits the WFOEs to compel the shareholder of the VIE to transfer all of its equity interest in the VIE to the WFOEs when the shareholder of the VIE acts to the detriment of the interest of the WFOEs. Please address the following questions with regard to your response:

•	Please provide a reference to the contract where the right described above is documented, as we were not able to find it.

The Company respectfully advises the Staff that under Clause 1.3 of the option agreement, the WFOE may “designate any third party to acquire” the VIE’s interests in whole or in part and the shareholder of the VIE shall not refuse and shall transfer the VIE’s equity interests to such third party. The call option granted under this Clause 1.3 is currently exercisable as the WFOE may designate a third party who is a PRC person to acquire the VIE’s equity interests from the VIE shareholder at any time.

•

The option agreement you included in Exhibit 6 appears to only convey the right to purchase 37% of the equity interest, which is not a controlling interest, assuming equity ownership is commensurate with voting rights. Please explain why you believe this right would convey power when it is not currently exercisable due to PRC law and if exercised, would not result in a controlling financial interest.

Please refer to the Company’s response to comment No. 14 above.

•

We have included several comments regarding the option agreement; however, if we assume that the option agreement and the power of attorney agreement together give the WFOE certain rights, we question whether the WFOE has the power. Since the shareholder of the VIE has the unilateral right to terminate the power of attorney at anytime for any reason, we believe that the power of attorney agreement does not provide power to the WFOE. If the rights conveyed through the power of attorney are the only significant activity that the WFOE holds power over, then consolidation by the WFOE of the VIE is not appropriate under ASC 810-10-25-38A. Please revise or advise.

The Company respectfully refers the Staff to paragraphs 57-75 of the VIE Analysis Memo, attached as Annex 1 hereto, for a discussion regarding the significant activities that most significantly impact the VIE, and the facts, evidence and reasons to support the Company’s position that it is the primary beneficiary of the VIE and the consolidation of the VIE pursuant to ASC 810-10-25-38A was, and is appropriate.

In addition, the Company’s accounting analysis was prepared for the period prior to the execution of the powers of attorney, and that the Company has concluded that the option agreement provides the Company with a substantive kick out right (refer to paragraphs 63-66 of the VIE Analysis Memo) that effectively transfers power from the VIE’s shareholders to the WFOEs, even in the absence of the powers of attorney.

17.	We note your statement that despite the revocability of the power of attorney, “the shareholder of the VIE cannot effectively revoke its authorization under the current VIE structure,” whereby you seem to imply that a revocation of the power of attorney would be a breach under the option agreement. Please clarify your response on same.

Please refer to the Company’s response to comments No. 15 and the first bullet of comment No. 16 above.

18.	We note your response to prior comment four from our letter dated May 18, 2012. Tell us whether, pursuant to the VIE agreements and applicable PRC law, the WFOEs may compel the VIE shareholders to transfer the equity of the VIEs to designees of the WFOEs at any time for nominal consideration, irrespective of when, under PRC law, the WFOE may exercise its option to hold the VIE equity directly. We note that under the Option Agreement between WFOE Shanghai Smart Words Software Technology Company Limited and VIE shareholder Beijing Century Friendship Education Investment Co., Ltd., like the other option agreements between the other WFOEs and the VIE, the WFOE may compel transfer of the equity interest of the VIE by the VIE shareholder to a third party designated by the WFOE where the WFOE “can legally own all or part of the Target Equity Interest under the PRC Laws and administrative regulations;” or “[o]ther circumstances deemed as appropriate or necessary by Party A.” See Section 1.1.1 of Exhibit 6.

Please explain the latter clause, which articulates no specific facts or circumstances of when or whereby the WFOE may compel the VIE shareholder to transfer the VIE equity. Provide us with your detailed legal analysis as to the business purpose of such a clause and the legal validity and effect of a contract and this clause lacking specificity. It appears that this clause is too vague to allow for effective action by the courts, providing no clarity or objectivity of the standards for default or the penalty. Cite all relevant PRC rules, regulations, circulars and notices as appropriate.

The Company respectfully advises the Staff that, as advised by its PRC counsel, the cited contract language does not affect the validity of the contract under PRC law.

Under the PRC Contract Law, only the factors below affect a contract’s validity:

(1)	Pursuant to Article 52, a contract shall be invalid if it “(i) is concluded through the use of fraud or coercion by one party to damage the interests of the state; (ii) involves a malicious collusion to damage the interests of the state, a collective or a third party; (iii) is concluded for an illegitimate purpose concealed under the guise of legitimate acts; (iv) damages the public interests; or (v) violates the mandatory provisions of a law or administrative regulation;”

(2)	Pursuant to Article 54, a party shall have the right to request the court or an arbitration institution to modify or revoke a contract if it is “(i) concluded as a result of significant misconception; or (ii) obviously unfair at the time of conclusion. If a contract is concluded by one party against the other party’s true intentions through the use of fraud, coercion, or exploitation of the other party’s unfavorable position, the injured party shall have the right to request the court or an arbitration institution to modify or revoke it.”

(3)	Pursuant to Articles 47, 48 and 51, a contract shall not come into effect if it is entered into with a person (i) with limited civil capacity of conduct; or (ii) without a right to dispose of the subject of the contract, unless otherwise provided in PRC Contract Law.

The option agreement does not fall into any of the categories above. Therefore, as advised by the Company’s PRC counsel, the option agreement is a valid contract.

Furthermore, the cited contract language does not affect the enforceability of the contract under PRC law. Pursuant to Article 213 of PRC Civil Procedure Law, the court may reject to enforce an arbitration award if it considers it against the public interest. As Clause 1.1(1) is not against the public interest, it does not affect the enforceability of the contract.

In light of the above, the WFOEs may request a shareholder of the VIE to transfer the equity interest of the VIE held by such holder to a PRC person designated by the WFOEs at any time for nominal consideration. Please refer to the Company’s response to the first bullet in comment No. 16 above.

19.	We note your response to comment four of our letter dated May 18, 2012. Since contractual agreements that transferred the nomination and voting rights from the VIE to the WFOEs did not exist prior to April 23, 2012, it does not appear that power was conveyed to the WFOEs through contract pursuant to the guidance in ASC 810-10- 25-38A. We note that pursuant to the option agreement, the WFOEs have the right to purchase from the shareholders of the VIE the equity interest in the VIE when and to the extent permitted under PRC law. We believe that until such right is exercisable, the option agreement does not give the power to the WFOEs to direct the activities that most significantly impact the VIE’s economic performance. Please revise your financial statements to reflect that the VIE not be consolidated, or explain to us in detail how the contractual agreements conveyed power to the WFOEs. We continue to assess your application of ASC 810 subsequent to April 23, 2012.

Please refer to the Company’s response to the first bullet in comment No. 16 which explains that the call option granted under Clause 1.3 of the option agreement is currently exercisable as the WFOE may designate a third party who is a PRC person to acquire the VIE’s equity interests from the VIE shareholder.

The Company respectfully refers the Staff to paragraphs 59-75 of the VIE Analysis Memo, attached as Annex 1 hereto, for a discussion regarding the significant activities that most significantly impact the Company’s VIE, and the facts, evidence and reasons to support the Company’s position that it is the primary beneficiary of the VIE and the consolidation of the VIE pursuant to ASC 810-10-25-38A was, and is appropriate.

20.	We note your response to comments five and six from our letter dated May 18, 2012. Provide relevant citations to all relevant PRC laws, rules or circulars supporting your assertion that the registered equity pledge secures all debts and liabilities arising from the principal agreements and not just the amount stated on the application form. We continue to believe that the secured debt amount listed on the registered equity pledge is material and disclosure is important to clarify the purpose and effect of the VIE agreements upon which you rely. As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents. On a supplemental basis, please provide us with English translations of each registered equity pledge.

The Company respectfully advises the Staff that the statement that the registered equity pledge secures all debts and liabilities is based on the following terms included in the equity pledge agreements:

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of [—].

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3. [Emphasis added.]

In response to the Staff’s comment, the Company proposes to include a disclosure under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership” in its future Form 20-F filings as follows:

“In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Wisdom Career was stated as RMB5,000,000, RMB3,000,000, RMB18,500,000, RMB9,500,000 and RMB14,000,000, respectively, which in aggregate represent 100% of the registered capital of the VIE. Our pledge agreements with the VIE shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements between and VIE and the WFOEs and the scope of pledge shall not be limited by the amount of the registered capital of the VIE. However, given the lack of clear legal guidance on this issue, it is possible, however unlikely, that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected.”

In response to the Staff’s request, the Company is supplementally providing, as Exhibits 1.7 to 1.11, the English translations of the registration documents for each equity pledge.

21.	Outline the remedies available to the WFOE and how the registered equity pledge debt amount would be treated by which Chinese agency or authority, i.e., property exchange where auction would occur, were the WFOE to act to dispose of the registered equity pledge interest represented by the debt amount listed therein. Separately, review, how the remaining “scope of the agreed equity pledge” in the equity pledge agreement, representing the amount in excess of the debt amount listed on the registered equity pledge, would be determined and by which Chinese agency or authority, including local Chinese courts and the risks to the WFOE of satisfaction of those amounts as a result of same. Due to the distinction in the method and venue of the determination of the scope or amount of the registered equity pledge debt amount and the “scope of the agreed equity pledge” separately represented by the equity pledge agreement, and the difference in remedies available to the WFOE during pursuit of the two.

Please refer to the Company’s response to comment No. 20 above for an explanation of the scope of the pledge under the equity pledge agreement.

In response to the Staff’s comments, the Company proposes to disclose in its future Form 20-F filing the following risk factor, which includes answers to the Staff’s questions in this comment.

“If the VIE or the VIE shareholder fail to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of the VIE in an auction or private sale and remit the proceeds to us, net of all related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the VIE.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to Beijing Decision, Shanghai Smart Words, Beijing Pioneer, Beijing Wisdom Career and Beijing Hewstone was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of the VIE. Our pledge agreements with the VIE shareholder expressly provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIE. However, given the lack of clear legal guidance on this issue, it is possible, however unlikely, that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all.”

22.	We note your response to comment seven from our letter dated May 18, 2012. In the last paragraph you state that the WFOEs “can obtain the pledged equity interests when enforcing the pledge without public auction.” Please explain your response in greater detail. It is our understanding that public auction is the primary remedy available to a WFOE to recover the value of their equity interest when a VIE breaches an equity pledge agreement.

The Company stated that the WFOEs “can obtain the pledged equity interests when enforcing the pledge without public auction” because the WFOEs can exercise their rights under the option agreements by designating a third party to acquire the equity interests in the VIE pursuant to Clause 1.3 of the option agreements.

When the obligor fails to fulfill its obligation when it is due, it is also legally permissible for the pledgee to enter into an agreement with the pledgor to obtain the pledged equity through a designated PRC person. Although Article 66 of the PRC Guarantee Law provides that the pledgee and pledgor may not stipulate in the pledge agreement that the ownership of the pledged property shall automatically transferred to the pledgee/creditor if the obligor is default, there is no such prohibition for the pledgor to agree to transfer the ownership of the pledged entity after an obligation is due in a separate agreement. Rather, Article 63 of the PRC Guarantee Law and Article 219 of the PRC Property Law provide that when a debtor fails to pay off the debts, the creditor has the right, among others, to acquire the pledged property based on its monetary value which shall be determined by referencing the market price of the pledged property. In addition, as the Company has explained in the preceding paragraph, the Company can, through its WFOE, exercise the rights under the option agreements by designating a third party to acquire the equity interests in the VIE even in the absence of default by the obligor.

As a result, public auction is one remedy to the WFOEs only when (i) the WFOEs cannot exercise their right under the option agreements to design another person to acquire the equity interest in the VIE from the VIE shareholder and (ii) the WFOEs do not have control on the VIE shareholder and thus cannot cause the VIE shareholder to enter into an equity transfer agreement in the event of default.

In response to the Staff’s comment and given that public auction is theoretically a remedy, the Company proposes to include the following risk factor disclosure in our future Form 20-F filings as follows:

“If New Oriental China or its shareholder fails to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgor to sell the equity interests of New Oriental China in an auction or private sale and remit the proceeds to Beijing Decision, Shanghai Smart Words, Beijing Pioneer, Beijing Wisdom Career and Beijing Hewstone, net of all related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests of New Oriental China.”

23.	We note your response to comment ten of our letter dated May 18, 2012. You indicate that the four types of contractual agreements between the VIE and WFOEs give the company “the right to receive substantially all of the economic benefits of the VIE.” We have the following questions related to this response:

a)	We have received draft contracts, finalized contracts and through comments have read assertions explaining the way the contracts work. However, we have noted that some information provided is not consistent. Therefore, in order to confirm our understanding of the Company’s views of the contract or practices which directly impact the consolidation analysis, please list out the contractual arrangements applicable at your fiscal year end May 31, 2011, including the following information as it relates to each contract:

i)	Description of the agreement (for example, if option agreement the date exercisable, the price, and the ownership amount),

ii)	Term,

iii)	Renewal terms,

iv)	Kick-out terms,

v)	Service provided under the agreement,

vi)	Compensation due under the agreement, including the specific percentages and/or formulas used to determine the fees,

vii)	Barriers to exercising contractual rights under the agreement,

viii)	Description of what practice has evolved if different than the contractual rights (for example, in response to comment 10, the Company indicated that contracts automatically renew; however the some of the contractual arrangement specify renewal requires approval of both parties),

ix)	Penalties,

x)	Enforceability in PRC if the contract is violated, and

xi)	Actual payment history of fees and services provided for the past three fiscal years.

In addition, please describe in detail the changes to the above terms of the contracts between May 31, 2011 and April 23, 2012, the date the contractual arrangements were revised.

The Company respectfully advises the Staff that the terms and conditions (i.e. amount of fees charged, renewal and termination) of all service agreements were centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented by the WFOEs and the VIE. Service fees in substantially all of these services agreement are calculated as a percentage of VIE’s revenue or a variable of new student enrollments. The Company, WFOEs and VIE do not have similar service agreements with any other parties. As the Group’s business has expanded, new WFOEs have been established and new services have been added, additional service agreements have been signed with the VIE, including its new subsidiaries, over time. In fiscal year 2011, there were approximately 182 service agreements that fall under the following four types of agreements: (i) new enrollment system service agreements, (ii) other operating service agreements, (iii) software sale agreements and (iv) trademark license agreements. None of these agreements was material on an individual basis. The Company sets out below a summary of major terms of these agreements:

I. New Enrollment System Service Agreements (Note 1)
Note 1: Include (i) New Enrollment System Development Service Agreements; and (ii) New Oriental Enrollment System Software License Agreements.

Terms

New enrollment system development service agreements: the effective dates of these agreements range from January 1, 2005 to October 31, 2009 and the initial expiration dates range from October 30, 2010[1] to February 28, 2018.

New Oriental enrollment system software license agreements: the effective date is August 15, 2010. No specific term for the license.

Renewal terms	New enrollment system development service agreements: the agreements may be renewed upon mutual consent.
New Oriental enrollment system software license agreements are silent on renewal.

Kick-out terms

New enrollment system development service agreements: If any payment is overdue by the VIE’s subsidiaries for more than 30 days, the WFOE may terminate the agreement. If the acceptance of the system is delayed or does not take place due to reasons specified in the agreement, the VIE’s subsidiaries may terminate the agreement. In other cases, if the breaching party fails to take any measures to cure or remedy the breach within 60 business days after receiving a written notice from the non-breaching party, the non-breaching party may terminate the agreement.

New Oriental enrollment system software license agreements are silent on kick-out terms.

Service provided

New enrollment system development service agreements: VIE’s subsidiaries engage Beijing Decision to design, develop and maintain its new enrollment systems.

New Oriental enrollment system software license agreements: Beijing Decision grants license to the VIE’s subsidiaries to use enrollment systems developed by Beijing Decision.

Fees due

New enrollment system development service agreements: the fee equals to the fee rate times the number of new student enrollments. In fiscal year 2011, the fee rate was up to RMB90 per new student enrollment. The parties may adjust the fee rate through consultation. (Clause 8.2.)

Enrollment system software license agreements: one-time perpetual license fee of RMB500,000. (Clause 5.1.)

[1]	A number of these agreements have been renewed. Please refer to the last paragraph of the response to this comment No. 23(a).

Barriers to exercising contractual rights	The parties do not have barriers to exercising contractual rights under the agreements.

What practice has evolved if different than the contractual rights	The fees under these agreements are subject to the periodic review by the Company’s Group Financial Department and typically were reviewed and adjusted or confirmed every year. If no adjustment is made, the most recent fee rate will apply.

Penalties

If a VIE’s subsidiary fails to pay usage fee when due, it shall pay 0.05% of the overdue amount per day; if it breaches the contract in the way provided under the agreement, it shall pay twice the amount of its gains resulting from such breach.

In case of late delivery, the WFOE shall pay 1% of contract price for each day of the delay. If the WFOE’s breach causes losses and damages to the VIE’s subsidiary, the WFOE shall compensate the VIE’s subsidiary twice the amount of its losses.

Enforceability in PRC if the agreement is breached	Enforceable pursuant to Articles 47, 48, 51, 52 and 128 of the PRC Contract Law.

II. Other Operating Service Agreements (Note 2)

Note 2: Include (i) Student Online Service Platform System Development Service Agreements, (ii) Course Search Platform System Development Service Agreements, (iii) Education Call Center Platform Development Service Agreements, (iv) CRM System Development Service Agreements, (v) Network and Resource Management Software Development Service Agreements, (vi) Distance Learning Management Platform Development Service Agreements, (vii) Intelligent Knowledge Management Software Technical Service Agreements; (viii) Data-Protected Media Distribution System Development Service Agreement; (ix) Overseas Study Management System Development Service Agreement; and (x) Multi-Dimensional Thesaurus Management System Development Service Agreement.

Terms	The effective dates of these agreements range from January 1, 2008 to January 1, 2011 and the initial expiration dates range from September 30, 2010[2] to December 31, 2013.

[2]	A number of these agreements have been renewed. Please refer to the last paragraph of the response to this comment No. 23(a).

Renewal terms	34 of these operating service agreements provide an unlimited automatic renewal of 2 or 5 years; the remaining agreements may be renewed upon mutual consent.

Kick-out terms

If any payment is overdue by the VIE’s subsidiary for more than 30 days, the WFOE may terminate the agreement. If the acceptance of the system is delayed or does not take place due to reasons specified in the agreement, the VIE’s subsidiary may terminate the agreement. In other cases, if the breaching party fails to take any measures to cure or remedy the breach within 60 business days after receiving a written notice from the non-breaching party, the non-breaching party may terminate this agreement.

Service provided	The VIE’s subsidiaries engage the WFOEs to design, develop and maintain their operating systems.

Fees due

Range from 2 to 9% of the monthly revenues of the VIE’s subsidiaries in fiscal year 2011. (Clause 8.2.)

In 34 of these agreements, the WFOEs have the right to adjust the fee unilaterally through written notice to the VIE’s subsidiaries.

Barriers to exercising contractual rights	The parties do not have barriers to exercising contractual rights under the agreements.

What practice has evolved if different than the contractual rights	The fees under the service agreements are subject to the periodic review by the Company’s Group Financial Department and typically were reviewed and adjusted or confirmed every year. If no adjustment is made, the most recent fee rate will apply.

Penalties

If the VIE’s subsidiary fails to pay usage fee when due, it shall pay 0.05% of the overdue amount per day; if it breaches the contract in the way provided under the agreement, it shall pay twice the amount of its gains resulting from such breach.

In case of late delivery, the WFOE shall pay 1% of contract price for each day of the delay. If the WFOE’s breach causes losses and damages to the VIE’s subsidiary, the WFOE shall compensate the VIE’s subsidiary twice the amount of its losses.

Enforceability in PRC if the agreement is breached	Enforceable pursuant to Articles 47, 48, 51, 52 and 128 of the PRC Contract Law.

III. Software Sales Agreements

Terms	The term of the agreements is from January 1, 2010 to December 31, 2011.

Renewal terms	Except four agreements that are silent on renewal, the remaining software sales agreements will be automatically renewed for 2 years upon expiration with unlimited renewals.

Kick-out terms	Except four agreements that provide otherwise, the WFOEs may terminate the agreements at any time and the VIE’s subsidiaries cannot terminate the agreements without the WFOEs’ consent.

Service provided	VIE’s subsidiaries purchase software developed by the WFOEs for their further distribution.

Fees due	The retail price of the software is determined by the WFOEs. (Clause 2.2.) The VIE subsidiary must comply with the price set by the WFOEs.

Barriers to exercising contractual rights	The parties do not have barriers to exercising contractual rights under the agreements.

What practice has evolved if different than the contractual rights	The terms and conditions under software sales agreements were centrally determined and adjusted as appropriate by the Company’s Group Financial Department.

Penalties	No liquidated damage clause. If the VIE’s subsidiaries infringe the WFOE copyright, the WFOEs may claim against and hold the VIE’s subsidiaries liable in accordance with relevant laws.

Enforceability in PRC if the agreement is breached	Enforceable pursuant to Article 47, 48, 51, 52 and 128 of the PRC Contract Law.
IV. Trademark License Agreement (Note 3)

Note 3: Include (i) the Trademark License Agreement between the Company and the VIE; and (ii) the Trademark License Agreement between Shanghai
Smart Words and Beijing New Oriental Vision Overseas Consultancy Co., Ltd.

Terms

The term of the trademark license agreement between the Company and the VIE (“Company Trademark License Agreement”) is May 14, 2006 – December 31, 2050.

The term of the trademark license agreement between Shanghai Smart Words and the VIE’s subsidiary (“WFOE Trademark License Agreement”) is December 20, 2010 – December 19, 2012.

Renewal terms

Company Trademark License Agreement: upon the expiry of the agreement, the parties may extend the use of the trademark by entering into a separate trademark license agreement.

WFOE Trademark License Agreement: automatic renewal of 2 years with unlimited renewals unless the licensor notifies the licensee in writing to terminate this Agreement.

Kick-out terms

Company Trademark License Agreement is silent on kick-out terms.

WFOE Trademark License Agreement: the licensor may terminate the agreement unilaterally at any time, while the licensee shall not terminate the agreement without the consent of the Licensor.

Service provided under the agreement	Company Trademark License Agreement: The Company authorizes the VIE to use certain trademarks. WFOE Trademark License Agreement: The licensor authorizes the licensee to use certain trademark.

Fees due

Company Trademark License Agreement is silent on compensation.

WFOE Trademark License Agreement: 5% of the monthly revenues of the licensee. (Clause 4.1.)

The licensor has the right to decide the rate of the license fee at the end of each quarter in accordance with the licensee’s actual revenues and profits; the licensor shall also have the right to adjust the license fee with a written notice to the licensee at any time and for any reason, and the licensee shall accept such adjustment.

Barriers to exercising contractual rights under the agreement	The parties do not have barriers to exercising contractual rights under the agreements.

Description of what practice has evolved if different than the contractual rights	N/A

Penalties

Company Trademark License Agreement is silent on penalties.

WFOE Trademark License Agreement: In the event that the licensee fails to pay the license fee on time, the licensee shall pay 0.05% of the overdue payment amount to the licensor for each day overdue.

In the event that the licensee fails to use the licensed trademarks in the area or by the means set forth in the agreement, the licensee shall compensate the licensor in the amount equal to twice of the profits gained by the licensee as a result of this infringement.

Enforceability in PRC if the agreement is breached	Enforceable pursuant to Articles 47, 48, 51, 52 and 128 of the PRC Contract Law.

With respect to the Staff’s question on the actual payment history of fees and services for the past three fiscal years for “each contract,” the Company respectfully advises the Staff that as the number and types of the service agreements had been changed every year, it is not meaningful to provide the actual payment history for each agreement. There were 114, 143 and 182 service agreements in the fiscal years 2009, 2010 and 2011, respectively. The total amount of fees that the WFOEs actually received from the VIE under all these agreements were US$35.8 million, US$59.4 million and US$65.7 million in the fiscal years 2009, 2010 and 2011, respectively.

During the period between May 31, 2011 and April 23, 2012, in the ordinary course of business consistent with past practice, the Company added 118 new service agreements, terminated 16 service agreements, renewed 17 service agreements and adjusted fees under 14 service agreements. All changes to these service agreements were centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented by the WFOEs and the VIE. The Company did not revise the service agreements due to the VIE’s shareholding change in 2012 or the powers of attorney entered into on April 23, 2012.

b)	Please explain whether the contracts are tied together such that if one is breached or canceled the others would automatically terminate.

The Company respectfully advises the Staff that the service agreements are not tied together. If one of them is breached or terminated, the others would not automatically terminate. However, if the VIE is in breach of any of the agreements, the applicable WFOEs have the rights to enforce the equity pledge agreements against the VIE shareholder.

c)	Please provide an analysis of ASC 810-10-55-34 (decision maker contracts) and ASC 810-10-55-37 (other service provider contracts) to illustrate whether any of these contractual arrangements are variable interests, including addressing whether the fees paid under each of the contracts are commensurate with the level of service by comparing the compensation structure to unrelated third party similar arrangements or other supporting analysis.

The Company respectively refers the Staff to paragraphs 38-44 of the VIE Analysis Memo, attached as Annex 1 hereto, for an analysis of ASC 810-10-55-34 and ASC 810-10-55-37.

d)	Please explain in detail how the agreements in the aggregate convey substantially all of the economic benefits of the VIEs citing the specific clauses in each respective agreement and describing and quantifying how the fees were significant to the VIEs.

The WFOEs have entered into a series of service agreements with the VIE to enable the WFOEs to receive economic benefits of the VIE and its subsidiaries. In fiscal year 2011, there were 182 of such service agreements. The fees are typically calculated as a percentage of the VIE’s revenue and/or a variable based on new student enrollments. The VIE does not have similar service agreements with any other parties. Accordingly, the Company expects the total amount of anticipated fees to absorb a significant amount of variability and are significant relative to the total amount of the VIE’s anticipated economic performance. Historically, the VIE has incurred services fees that approximated 81%, 72%, 61%, 63%, 47% and 57% of its aggregate net income prior to service fee expenses for the fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, respectively. As of fiscal year end May 31, 2011, the WFOEs collected $215.7 million of the $243.9 million in service fees charged (in fiscal years 2006 through 2011); the remainder was collected during fiscal year 2012.

Although the VIE has a significant amount of retained earnings, the Company has the power to determine the amount of service fees the VIE is charged because the terms and conditions of all service agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department. As a result, if at some point in the future the Company determines that it is appropriate to transfer the retained earnings to the Company, the Company would do so in the form of incremental service fees pursuant to our service agreements with the VIE.

The Company respectively refers the Staff to paragraphs 39-42 of the VIE Analysis Memo.

Please refer to the Company’s response to the Staff’s comment No. 23(a) above for specific clauses in each respective agreement.

24.	Please provide the same analysis requested in comment eight as of the date the power of attorney and/or significant changes in the contracts have occurred.

The Company respectfully advises the Staff that the Company has never provided any financial support to the VIE and the method in which the Company may provide financial support to the VIE remains the same throughout the period since the Company’s corporate structure was established. The execution of the powers of attorney or significant changes in the contracts do not have any impact on the method in which the Company may provide financial support to the VIE.

25.	We note from your response to comment ten of our letter dated May 18, 2012 that the WFOEs received payments during the three fiscal years ended May 31, 2011 totaling $193.5 million. Please explain to us how the WFOEs used the cash received, if at all. Please explain how this amount was determined and who made the decisions around when and how much to pay.

The Company respectfully advises that the WFOEs have used the cash received from the VIE to meet the needs in normal operations, such as rental and payroll, for the development of new systems and software, and for short term investments.

The Company respectively refers the Staff to paragraphs 70(v) of the VIE Analysis, attached as Annex 1 hereto, for a discussion regarding the determination and payment of service fees.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Thank you.

Very truly yours,

/s/ LOUIS HSIEH
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.
Z. Julie Gao, Esq., Brian Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Eric Phipps, Mark Lian
Deloitte Touche Tohmatsu CPA Ltd.

ANNEX INDEX

Annex I	Consolidation of Beijing New Oriental Education & Technology (Group) Co., Ltd. and its Subsidiaries—Accounting Analysis

Annex II	English Translation of Option Agreement among New Oriental China, Century Friendship and Shanghai Smart Words dated April 23, 2012

Annex III	Option Agreement among New Oriental China, Century Friendship and Shanghai Smart Words dated April 23, 2012

Annex I—The VIE Analysis Memo

CONSOLIDATION OF BEIJING NEW ORIENTAL EDUCATION & TECHNOLOGY (GROUP) CO., LTD.

AND ITS SUBSIDIARIES

Accounting Analysis

BACKGROUND

1.	PRC regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. New Oriental Education & Technology Group, Inc. (hereby referred to as “the Company” or “we” or “our”), is a Cayman Islands holding company, and is not an educational institution and does not provide educational services outside China. In addition, foreign ownership of: (a) high schools for students in grade ten to twelve are restricted and (b) primary and middle schools for students in grades one to nine is prohibited, in the PRC. Accordingly, the Company is not allowed to directly own and operate schools in China. The Company conducts its private education business in China through contractual arrangements with Beijing New Oriental Education & Technology (Group) Co., Ltd., a PRC domestic company (“New Oriental China”) and its subsidiaries in China (collectively referred to as “NOC”), and the shareholders of New Oriental China. The Company, its subsidiaries and NOC are collectively referred to as the “Group”. NOC holds the requisite licenses and permits necessary to conduct the Group’s education business and operate the Group’s schools and learning centers in China. The Company has entered into contractual arrangements with NOC, pursuant to which the Company, through its wholly-owned subsidiaries in China (the “WFOEs”), provides services to NOC in exchange for payments. (Note: the terms “the Company” and “WFOEs” are used interchangeably throughout the document as they refer to the legal entities that have the power to control the activities of NOC.)

2.

New Oriental China was initially established by a group of individuals including Michael Minhong Yu (“Mr. Yu”), the founder, chairman and CEO of the Company. In contemplation of an offshore fund raising activity in 2005, the Group underwent a reorganization which resulted in the following corporate structure[1]:

[1]

This is the corporate structure as of the date of our initial public offering. As of the date of this memo, although our corporate structure has expanded with more WFOEs and more schools and subsidiaries under New Oriental China, the general structure and the purpose of the arrangements with NOC remain generally the same.

Annex I - 1

3.	As part of this structure, NOC entered into various contractual arrangements with two initial WFOEs (Beijing Hewstone Technology Co. Ltd. and Beijing Decision Education and Consulting Co., Ltd.) and the Company, whereby NOC’s economic benefits and ability to control its activities were surrendered to us. In exchange for entering into these agreements in 2005, the shareholders of New Oriental China (who then became the “nominee shareholders” of New Oriental China) received shares in the Company based on their pro rata interests in New Oriental China. There were no agreements or implicit arrangements that required the nominee shareholders of New Oriental China to retain their equity ownership interest in the Company.

4.	Mr. Yu’s equity ownership interest in New Oriental China was held through Century Friendship, a PRC domestic company controlled by Mr. Yu. Century Friendship owned 53% of the equity ownership interests in New Oriental China from 2005 to January 2012. Mr. Yu is the Company’s CEO and chairman and pursuant to the terms of his employment agreement with the Company and the laws of the Cayman Islands, Mr. Yu owes a fiduciary duty to the Company and is obligated to act in good faith and in the best interests of the Company and not to use his position for personal gains.

5.	There was no substantial change in the composition of the nominee shareholders and their respective equity ownership interests in New Oriental China since the Company’s IPO in September 2006 until December 2011. Century Friendship had retained a majority (53%) of the equity ownership interests in New Oriental China from 2005 through January 2012. The ten former nominee shareholders of New Oriental China were former management or employees of the Group and received shares in the Company proportionate to their interests in New Oriental China when the Group established its corporate structure in 2005. In December 2011, at the request of the Company, the ten former nominee shareholders that collectively held the remaining 47% equity ownership interest in New Oriental China started transferring all of their equity ownership interests to Century Friendship for no consideration, which resulted in Century Friendship owning 100% of the equity ownership interest in New Oriental China in January 2012. Prior to the transfer, the ten former nominee shareholders of New Oriental China were no longer employed by the Group or otherwise involved in the management or business of the Group and had an immaterial stake in the Company. All changes in New Oriental China’s shareholders were registered with the local State Administration for Industry & Commerce (“SAIC”) branch.

Annex I - 2

6.

NOC conducts the majority of our operations and holds the majority of our assets and liabilities. Please refer to the following for a comparison of the Company’s fiscal year 2011[2] consolidated balance sheet and NOC standalone:

	Consolidated		NOC
	US$		US$
Total current assets	675,269	[3]	358,294
Total non-current assets	188,101		178,967

Total assets	863,370		537,261

Total current liabilities	288,000		276,918
Total non-current liabilities	1,147		1,081

Total liabilities	289,147		277,999

7.	Accordingly, substantially all of the Group’s revenues (from third parties) and income are also attributable to NOC:

	Consolidated	NOC
	US$	US$
Net revenues	557,872	542,043
Net income	101,539	131,249

CONTRACTUAL ARRANGEMENTS

8.	The following is a list of contractual arrangements we entered into with NOC and its nominee shareholders as of the date of IPO:

•	Teaching support agreements signed between WFOEs and New Oriental China and/or its subsidiaries;

•	New enrollment system development service agreements signed between WFOEs and New Oriental China and/or its subsidiaries;

•	Website development and use agreements signed between WFOEs and New Oriental China and/or its subsidiaries;

•	Trademark license agreements signed between the Company or WFOEs as the licensor and New Oriental China or its subsidiaries as the licensee;

•	Equity pledge agreements signed between WFOEs, New Oriental China and the nominee shareholders; and

•	Exclusive option agreements signed between the Company, WFOEs and the nominee shareholders.

9.	Note that as the business has expanded, we have entered into a variety of similarly named and new types of service agreements with new subsidiaries owned by New Oriental China. Additionally, we have established and will from time to time establish new WFOEs that will also enter into similar contractual arrangements with NOC.

10.	All the aforementioned agreements are hereby collectively referred to as “the VIE arrangements”; the teaching support agreements, the new enrollment system development service agreements, the website development and use agreements, the trademark license agreements and any similarly named and new types of agreements (discussed in paragraph 9 above) are hereby collectively referred to as the “Service Agreements”.

Service Agreements

11.	Service fees are typically calculated as a percentage of NOC’s revenue and/or a variable of new student enrollments. The Company, WFOEs and NOC do not have similar Service Agreements with any other parties. As of May 31, 2011, there were 182 Service Agreements that fall under the four types of agreements: (i) new enrollment system service agreements, (ii) other operating service agreements, (iii) software sales agreements and (iv) trademark license agreements.

[2]	Refer to 2011 20-F: http://sec.gov/Archives/edgar/data/1372920/000119312511271810/d219487d20f.htm
[3]	Exclusive of NOC, $54 million and $209 million are cash and term deposits held by the Company and WFOEs and its subsidiaries, respectively.

Annex I - 3

12.	The terms and conditions (i.e. amount of fees charged, renewal and termination) of all Service Agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department and implemented from top down.

13.	Some of the Service Agreements required mutual consent for any amendment, renewal or termination of the agreements while others did not. For the Service Agreements that required mutual consent, given the structure of the Group and our control over NOC (which is explained in more detail in paragraphs 59-66 below), the mutual consent requirement is non-substantive and the Company effectively maintains the ability to unilaterally determine the amount of fees charged as well as renewal and termination of the Service Agreements.

14.	We have structured the Service Agreements and determined the service fees in light of the cash needs of the Group as a whole taking into consideration the PRC tax implications of the payment of service fees. Historically, NOC has incurred services fees that approximate 81%, 72%, 61%, 63%, 47%, and 57% of its net income prior to service fee expenses for the fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

In USD’000

Total VIE	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011
Total Revenue	94,241	131,978	199,434	289,772	382,189	542,043

Total Service fee	6,563	23,735	35,242	54,794	49,378	74,218

Net income before service fee	8,134	32,891	58,026	86,502	105,511	131,249

Service fee as % of net income before service fee	81%	72%	61%	63%	47%	57%

Service Fees Charged to the Schools Owned by New Oriental China

15.	Each of our schools is a private school under the Law for Promoting Private Education (2003). As of May 31, 2011, we had 18 schools that are classified as schools not requiring reasonable returns, 21 schools that are classified as schools requiring reasonable returns, and 4 unclassified. Schools that do not require reasonable returns accounted for approximately 79%, 42% and 42% of consolidated net revenue and 70%, 58% and 38% of consolidated net income (net of service fees) for the fiscal years ended May 31, 2009, 2010 and 2011, respectively.

16.	Private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. The election to establish a private school as a school requiring reasonable returns or a school not requiring reasonable returns is made by the school’s owner upon consultation with the relevant local government authority. A school that does not require reasonable returns is not allowed to distribute net profits to its owners. For a school that requires reasonable returns, the percentage of a school’s annual net profit that can be distributed to the school’s owners as reasonable returns shall be determined by the school’s board of directors. None of the current PRC laws and regulations provides a formula or guideline for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status with respect to reasonable returns.

17.	As confirmed by the Company’s PRC legal counsel, Tian Yuan Law Firm (“PRC Counsel”), the service fees the Company charges any and all the schools owned by New Oriental China are not considered distributions to these schools’ owner, New Oriental China. Also as confirmed by the Company’s PRC Counsel, there are no restrictions as to the amount (minimum or maximum) of fees we can charge these schools, whether they are schools requiring reasonable returns or not requiring reasonable returns. Therefore, we can legally receive substantially all of the economic benefits of these schools by means of receiving service fees from these schools through Service Agreements.

Annex I - 4

18.	It is no longer the law in the PRC that the assets of a private school will become state property upon liquidation. Before the Law for Promoting Private Education went into effective in 2003, the Regulations on Schools Run by Different Sectors of Society provided that upon liquidation, the residual assets of a private school after returning the original investment by the owner of school shall be used by the approval authority for the development of private education. However, Article 68 of the Law for Promoting Private Education expressly abolished the Regulations on Schools Run by Different Sectors of Society and the provision on appropriation of private school asset was deleted from the Law for Promoting Private Education. As confirmed with the Company’s PRC Counsel, we understand that since the effectiveness of the Law for Promoting Private Education on September 1, 2003, there has been no case in China in which a private school has become state property and was otherwise appropriated by a government authority upon liquidation.

19.	Accordingly, for the purposes of this analysis (particularly as it relates to determination of the primary beneficiary), we make no distinctions between schools that do or do not require reasonable returns (or unclassified).

Exclusive Option Agreement

20.	Each nominee shareholder has executed an exclusive option agreement (“Call Option”), pursuant to which we have the exclusive and irrevocable right to exercise either of the two options to:

1)	Cause New Oriental China’s nominee shareholders to transfer to the WFOEs all or part of their equity ownership interests in New Oriental China when and if permitted by PRC law (the “Direct Acquisition Option”); or

2)	Cause New Oriental China’s nominee shareholders to transfer all or part of their equity ownership interests to a PRC entity or individual designated by the Company at any time at the discretion of the Company (i.e. another nominee shareholder) (the “Direct Transfer Option”).

In each case, the exercise price is contractually required to be the lowest price allowed under PRC law, and each option is exercisable to the extent permitted by PRC law.

21.	As confirmed with the Company’s PRC Counsel, although the WFOEs cannot yet exercise the Direct Acquisition Option until permitted by PRC law or until NOC stops providing certain restricted education services, the option agreement does give the WFOEs the current and immediate ability to legally exercise the Direct Transfer Option under PRC law. This was also the case for the entire period that is subject to this accounting analysis.

22.	As confirmed with the Company’s PRC Counsel, if we were to exercise the Direct Transfer Option, an exercise price of nil is permissible under PRC law. We also confirmed with the Company’s PRC Counsel that this manner of exercise does not require a substantive form of governmental and/or regulatory review; rather the change in New Oriental China’s shareholders will need to be registered, as a means of administrative record taking, with the local State Administration of Industry and Commerce (“SAIC”) branch. This process of registration is not time consuming and is perfunctory in nature.

23.	We confirmed with the Company’s PRC Counsel that if and when we are legally allowed to exercise the Direct Acquisition Option, PRC law would require a PRC appraiser to determine the exercise price. Nevertheless, while discussion of the Direct Acquisition Option is included here for purposes of providing a complete understanding of the facts to the Staff, for reasons expressed in paragraphs 59-66 of this accounting analysis, our conclusion that we control and appropriately consolidate NOC is predicated on the powers conveyed to us through the Direct Transfer Option alone. Accordingly, the potential need for PRC government approval for us to exercise the Direct Acquisition Option does not impact, and thus was not considered further in this accounting analysis.

Equity Pledge Agreements

24.	All the nominee shareholders entered into an equity pledge agreement whereby they pledged all of their equity ownership interests in New Oriental China to secure and protect the WFOEs from incurring economic losses in the event NOC does not fulfill its obligation to pay the WFOEs service fees pursuant to the terms of the Service Agreements. The equity pledge agreements expressly prohibit the shareholders from selling, transferring, or encumbering their equity ownership interest in New Oriental China without the prior approval by the WFOE. Additionally, the shareholders do not have the right to initiate a liquidation of NOC without the consent of WFOEs. There are no contractual limitations as to what the WFOEs can do with regards to the pledged interests.

Annex I - 5

25.	We did not register these equity pledge agreements executed in 2006 with the relevant government authorities because registration of the equity pledge agreements was first required under the PRC Property Law, which was enacted and became effective only on October 1, 2007. The purpose of registration is to provide third parties with notice of the equity pledge and ensure that the pledgee has priority to the pledged equity against any other parties. As confirmed by the Company’s PRC Counsel, our equity pledge agreements were legally binding and enforceable against the parties thereto upon execution have continued to remain so for the entire period for which this accounting analysis applies; the process of registering equity pledge agreements does not change that fact.

CORPORATE GOVERNANCE STRUCTURE

Board of directors of the Company

26.	The business of the Group is managed by the Company’s board of directors (the “Company’s BOD”). According to Article 89 of the Company’s Articles of Association, the Company’s directors “may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit.”

27.	All decisions significant to the operations and economic performance of the Group, including NOC, are made by the Company with the ultimate power vested in the Company’s BOD and communicated all the way down to the school and learning center level.

Presidential Office Committee

28.	The Company has a senior governing body called the Presidential Office Committee (the “Company POC”). The Company POC is comprised of the CEO, Executive President, and four Vice Presidents. All members are employees of the Company or a WFOE. The Company POC is appointed by the CEO and the Executive President of the Company and reports directly to the Company’s BOD.

29.	The following are the responsibilities of the Company POC:

•	Develop, and upon the approval of the Company’s BOD, execute the Group’s strategic, business and investment plans;

•	Appoint and dismiss NOC’s management team, including school principals;

•	Prepare and submit to for the Company’s BOD approval the annual budgets for NOC and the Group as a whole;

•	Execute matters/resolutions passed in the general meetings of shareholders of the Company and/or meetings of the Company’s BOD;

•	Formulate and, if necessary, change the Group’s operating and HR policies and procedures; and

•	Other matters as delegated by the Company’s BOD.

For those responsibilities listed above that do not require the explicit approval of the Company’s BOD, the Company POC acts within the parameters of its rights to make decisions related to the activities that most significantly impacts NOC’s economic performance. However for purposes of clarity, as a decision-making body subject to the supervision of the Company BOD, all of the responsibilities above are carried out at the pleasure of the Company’ BOD.

WFOEs

30.	The Company owns 100% of the equity ownership interest, absorbed 100% of the variability, and maintains 100% of the voting rights in all WFOEs. Therefore the Company has a controlling financial interest in the WFOEs and appropriately consolidates all WFOEs.

Annex I - 6

31.

WFOEs employ the Group’s Vice Presidents[4] who are responsible for specific schools and subsidiaries owned by New Oriental China in designated geographical regions. The responsibilities of a Vice President, as it relates to his or her designated region, include approving Service Agreements with NOC, developing and executing the Group’s strategic plans, formulating and reviewing the annual school budget, disseminating and ensuring NOC schools use approved marketing materials, and developing and establishing performance goals for school principals and reviewing their performance accordingly. Vice Presidents are appointed by the Company’s BOD.

32.	Department heads and most employees of the Group’s financial, legal, human resources, President’s Office and other critical departments are employees of WFOEs. These departments implement decisions made by the Company’s POC with respect to NOC.

New Oriental China

33.	Pursuant to Articles 38 and 47 of the PRC Company Law, New Oriental China’s board of directors (“NOC BOD”) shall report to the shareholders of New Oriental China through shareholder meetings; NOC BOD is empowered to manage the business affairs and appoint managers of New Oriental China and must follow and implement shareholder resolutions; and the shareholders of New Oriental China may appoint or remove members of NOC BOD and determine their compensation. Historically, NOC BOD and the nominee shareholders of New Oriental China did not regularly meet because, by virtue of Century Friendship’s majority equity ownership interest (as discussed in paragraph 4 above), voting is considered a perfunctory procedure both at the NOC BOD and shareholder level since substantially all resolutions require a simple majority vote. As described above, Century Friendship is controlled by Mr. Yu, the founder, chairman and chief executive officer of the Company, and is legally and contractually obligated to act in good faith and in the best interests of the Company and not to use his position for personal gains . In addition, because the Company may exercise the Direct Transfer Option, which is currently exercisable under PRC Law and serves as a kick out right, we have the ability to control Century Friendship and thus, Century Friendship’s rights as a shareholder of New Oriental China effectively accrue to us.

NOC Schools5

34.	New Oriental China has appropriately consolidated all its schools because it owns 100% of the equity ownership interest, it has the ability to make major decisions that affect each school, and it has a controlling financial interest in all its schools. As explained above, the Company controls New Oriental China. Therefore, the Company possesses the ability to make major decisions that affect each school, including appointing or dismissing the school principal.

35.	Pursuant to Articles 9, 20 and 21 of the Implementation Rules for Promoting Private Education (2004), a private school’s principal is in charge of management of the school and reports to the school’s board of directors, while the school’s board of directors are responsible for making major decisions that affect the school, including appointing and dismissing the school principal; members of the school’s board of directors are in turn appointed by the school’s owner.

36.	In practice, the Company’s POC appoints and dismisses the school principals at its discretion, the accounting and treasury function of each school is the responsibility of the school’s finance manager, who in turn reports to the school principal and the Company’s Finance Director.

ACCOUNTING ANALYSIS

I.	Consideration of Appropriate Consolidation Model:

Application of scope exceptions:

37.	In contemplation of our offshore fund raising activity, we underwent a reorganization whereby NOC, a company that meets the definition of a business as defined by ASC 810-10-15-17(d), was redesigned to enter into a series of contractual arrangements whereby all of NOC’s activities were being conducted on behalf of the Group. Accordingly, NOC does not meet any of the scope exceptions noted in ASC 810-10-15 (specifically ASC 810-10-15-12 or 810-10-15-17) prior to and subsequent to its amendment by ASU 2009-17.

[4]

This includes the Group Executive President, Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents. For the purposes of this discussion, the facts surrounding the role and responsibilities and employment of the Group Executive President, Senior Vice Presidents and Assistant Vice Presidents are essentially the same as that for a Vice President.

[5]	The term “NOC Schools” does not include schools for which we have entered into brand licensing agreements with.

Annex I - 7

What are the variable interests? (Paragraphs 21 through 26 of ASC 810-10-25 prior to and subsequent to its amendment by ASU 2009-17):

38.	We are subject to the operating risks of NOC as discussed in “Part I – Item 3.D Risk Factors – Risks Related to Our Business” of the Company’s 2011 Form 20-F. As discussed in paragraph 2 above, Mr. Yu was involved in the establishment of NOC, and the VIE structure was put in place in contemplation of our offshore fund raising activity. While we currently do not hold a direct equity ownership interest in New Oriental China, it was the Company’s intention in redesigning NOC that the Group would operate the education business through NOC, in part, and receive the economic benefits through service fees paid to our WFOEs, which NOC is contractually obligated to pay.

39.	The service fees absorb variability because they are calculated as a percentage of the NOC’s annual revenue and/or a variable of new student enrollments. The Company, WFOEs and NOC do not have similar service and license agreements with any other parties. The Service Agreements allow us to determine the service fee at our sole discretion and others legally require mutual consent; however, for the Service Agreements that stipulate that the service fees charged require the mutual consent of the WFOE and NOC, we have the ability to dictate the amount of service fees. This is due to the fact that the Direct Transfer Option is currently exercisable under PRC Law (and has been for the entire period covered by this accounting analysis) and serves as a kick out right. Accordingly, we have effective control of NOC. Please refer to paragraph 63-66 below for our analysis of the Direct Transfer Option as a kick out right. We expect the total amount of anticipated fees under the Service Agreements to absorb a significant amount of the variability in NOC’s economic performance throughout its life. Such fees have been and continue to be significant relative to the total amount of NOC’s actual and anticipated economic performance. This is evidenced by the fact that historically, NOC has incurred services fees that approximate 81%, 72%, 61%, 63%, 47% and 57% of its net income prior to service fee expenses for the fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, respectively. As of fiscal year end May 31, 2011, we have collected $215.7 million of the $243.9 million in service fees charged (in fiscal years 2006 through 2011); the remainder was collected during fiscal year 2012.

40.	Although NOC has a significant amount of retained earnings, we have the power to determine the amount of service fees NOC is charged (as discussed in paragraph 71 below), so if at some point in the future we determine it is appropriate to transfer the retained earnings to us we would do so in the form of incremental service fees pursuant to the terms of our Service Agreements with NOC. Further, as described in paragraph 17 above, there are no restrictions as to the amount (minimum or maximum) of fees we can charge these schools, whether they are schools requiring reasonable returns or not requiring reasonable returns.

41.	We believe that the combination of facts in paragraphs 38-40 above make it clear that the fees that we receive under the Service Agreements are not commensurate with the level of effort required (by the WFOEs) to provide such services.

42.	As discussed in paragraph 73 below, NOC has no form of financing other than contributed capital and retained earnings. If financial support becomes necessary for the operation of NOC in the future, there are no terms in any agreements or any implicit arrangements that stipulate that either the Company or the nominee shareholders of NOC have the obligation to fund such losses. However, if such losses were to occur, we may, subject to statutory limits and restrictions, fund losses to NOC through loans.

43.	Although ASC 810-10-55-22 (both prior and subsequent to its amendment by ASU 2009-17) identifies equity ownership interests in an entity as variable interests, because the Company has the ability to receive essentially all residual returns via the service contracts and the nominee shareholders have no obligation to fund losses, if one were to conclude that the equity interests held by the nominee shareholders were variable interests, presumably they would not absorb much in the way of variability.

44.	In summary, we concluded that the service fees paid by NOC are not commensurate with the level of effort required (by the WFOE) to provide those services. Thus, the service fees would not meet the condition specified in ASC 810-10-55-34a (prior to its amendment by ASU 2009-17) or ASC 810-10-55-37a (prior and/or subsequent to its amendment by ASU 2009-17), and thus the Service Agreements that give rise to such fees would be considered variable interests under the guidance applicable for evaluating fees paid to a counterparty whether the counterparty (i.e. the WFOE) is considered a service provider or a decision maker.

Annex I - 8

Consideration of whether NOC is a VIE

45.	Pursuant to ASC 810-10-15-14, a legal entity is deemed a VIE if any one of the following conditions are met:

a.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.	Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights;

2.	Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs;

3.	Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor; and

4.	Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

b.	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity;

2.	The obligation to absorb expected losses of the entity; or

3.	The right to receive expected residual returns of the entity.

c.	Substantially all the activities of the entity involve or are performed on behalf of an equity investor with disproportionally few voting rights.

46.	New Oriental China and its subsidiaries are considered VIEs because they do not have any equity investment at risk. This is due to the fact that the nominee shareholders’ equity ownership interests in NOC do not participate significantly in profits and losses of NOC (ASC 810-10-15-14a(1)). For the purposes of this discussion, and consistent with interpretative guidance published by the large accounting firms, “profits and losses” are interpreted as NOC’s U.S. GAAP profits and losses, not NOC’s variability in returns. The nominee shareholders do not have the right (obligation) to participate significantly in NOC’s U.S. GAAP profits (losses) because the contractual arrangements were designed to ensure that over the life of NOC, there are no U.S. GAAP profits or losses. This is evidenced by the fact that, as discussed further in paragraph 71 below, we have the power to extract all the residual returns of NOC pursuant to the terms of the Service Agreements. It is also consistent with the fact that when the ten former nominee shareholders sold their ownership interests to Century Friendship (as discussed in paragraph 5 above), they did so for no consideration.

47.	Additionally, NOC is considered a VIE because the nominee shareholders’ equity ownership interest in NOC lack the right to receive its expected residual returns (ASC 810-10-15-14b(3)) and the nominee shareholders have no obligation to absorb the expected losses of NOC (ASC 810-10-15-14b(2)). Once again, this is evidenced by the fact that as discussed in paragraphs 71 below, we have the ability to receive NOC’s residual returns via the Service Agreements. Additionally, the rights granted to us pursuant to our ability to exercise the Direct Transfer Option, coupled with the restrictions on the transfer, sale or encumbrance of their interest pursuant to the Pledge Agreement, ensure that the nominee shareholders have no substantial exposure to the variability in the economic performance (and thus the expected losses or expected residual returns) of NOC.

48.	In summary, by means of the VIE structure and the related VIE arrangements, we have designed NOC so that: (1) our contractual rights give us (and not the nominee shareholders) the ability (through service fees) to participate significantly in profits and losses of NOC, (2) we have the ability to limit the nominee shareholders’ right to receive NOC’s expected residual returns and (3) the nominee shareholders are not contractually (or implicitly) obliged to absorb the expected losses of NOC. Accordingly, as NOC has no equity investment at risk, and the nominee shareholders’ equity ownership interests lack two of the three characteristics of a controlling financial interest, NOC is considered VIEs pursuant to the criteria set forth in ASC 810-10-15-14a and 14b. As a variable interest entity, NOC must be evaluated for consolidation pursuant to the guidance in ASC 810-10-25-38 (and ASC 810-10-25-38A subsequent to its amendment by ASU 2009-17).

49.	Integral to this analysis is our conclusion that the Direct Transfer Option component is a substantive kick-out right that provides us with the ability to control New Oriental China, and thus the ability to control any changes to the level of fees received under the Service Agreements as well as to ensure that mutual consent is provided to the indefinite renewal of those contract requiring mutual consent. Please refer to our discussion analysis of the Direct Transfer Option as a substantive kick-out right in paragraphs 63-66 below.

Annex I - 9

II.	Application of the Variable Interest Entity Consolidation Model:

Who is the primary beneficiary under ASC 810-10-25-38 (through the fiscal year ended May 31, 2010 prior to adoption ASC 810 as amended by ASU 2009-17):

50.	ASC 810-10-25-38 provides the following guidance for assessing whether or not an entity is the primary beneficiary:

A reporting entity shall consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A reporting entity shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. If one reporting entity will absorb a majority of a VIE’s expected losses and another reporting entity will receive a majority of that VIE’s expected residual returns, the reporting entity absorbing a majority of the losses shall consolidate the VIE.

51.	ASC 810-10-25-44 provides the following guidance for assessing situations in which a de facto agent or related party also holds a variable interest in a variable interest entity:

If two or more related parties (including the de facto agents described in the preceding paragraph) hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group;

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group;

c.	A party’s exposure to the expected losses of the VIE; and

d.	The design of the VIE.

52.	As discussed in paragraph 24 above, the Pledge Agreements prohibit the nominee shareholders from selling, transferring or encumbering their nominee shareholdings without our permission. Pursuant to the guidance in ASC 810-10-25-43d(1), this provision alone establishes a de facto agency relationship between the Company and all of the nominee shareholders (inclusive of Century Friendship). In addition, the majority (in terms of equity ownership interest in New Oriental China) nominee shareholder would also be considered our de facto agent (as defined by ASC 810-10-25-43c) because Mr. Yu, who controls Century Friendship, is an officer, employee, and chairman of the Company’s BOD. Accordingly, the Company, WFOEs and nominee shareholders as a collective group would be considered a related party group, whereby the aggregate variable interest held by a related party group would, if held by a single party, identify that party as the primary beneficiary.

53.	ASC 810-10-55-22 suggests that the nominee shareholders’ equity ownership interests in New Oriental China are variable interests. However, because the Company has the ability to receive the residual returns of NOC via the Service Agreements and the nominee shareholders have no obligation to fund losses, to the extent that these equity interests are in fact variable interests, presumably they would not absorb much in the way of variability. However, given the guidance in ASC 810-10-55-22, assuming the nominee shareholders do have some variable interests in NOC, and because no other variable interests have been identified, the Company, WFOEs and nominee shareholders as a collective group would absorb essentially all of the expected losses and expected residual returns of NOC.

Annex I - 10

54.	Within this related party group, after considering all the relevant facts and circumstances, the Company is the party that is most closely associated with NOC pursuant to ASC 810-10-25-44 because of the following:

a.	The existence of a principal-agency relationship between parties within the related party group

All the nominee shareholders are considered our de facto agents. As discussed in paragraph 24 above, the WFOEs entered into equity pledge agreements with all nominee shareholders which contractually restrict the nominee shareholders from selling, transferring, or encumbering their equity ownership interests in NOC without the prior approval from the WFOE. Additionally, as discussed paragraphs 63-66 below, our substantive kick-out right (by means of our ability to exercise the Direct Transfer Option) allows us to effectively control the nominee shareholders and compel them to make decisions we agree to or risk being replaced by means of exercise of the kick-out right. Furthermore the Direct Transfer Option precludes the nominee shareholders from being able to realize the economic rewards associated with their equity interests in NOC through the sale, transfer, or encumbrance of their equity ownership interests. Accordingly, we believe that this indicator would point towards us as being the most closely associated with NOC.

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group

As discussed in paragraphs 67-70 below, the Company is responsible for making the decisions surrounding the activities that most significantly impact NOC’s economic performance Furthermore, as described in paragraphs 14 above, the Service Agreements represent significant inter-company transactions between the Company and NOC. By contrast, the nominee shareholders, in their capacity as the shareholders of NOC, are not involved in the decision making processes related to these activities, nor do they provide any services to NOC. Also, the Company is engaged in the same line of business as NOC, whereas the nominee shareholders are individuals. Accordingly, we believe that this indicator would point towards us as being the most closely associated with NOC.

c.	A party’s exposure to the expected losses of the VIE

As discussed in paragraphs 38-44 above, we are the most significant variable interest holder as the service fees paid to us pursuant to the terms of the Service Agreements are the most significant variable interests identified. In reaching this conclusion we considered the fact that New Oriental China and its consolidated subsidiaries have a significant amount of retained earnings. As will be discussed in paragraphs 63-66 below the Call Option represents a substantive kick-out right (via the Direct Transfer Option), which allows us to effectively control Century Friendship and the other nominee shareholders (and thus the directors they elect to NOC BOD). Thus, we can control the decisions that are made by NOC’s BOD as it affects NOC and its schools (for which NOC owns 100% of the equity ownership interest and has appropriately consolidated). For the Service Agreements that require mutual consent of the WFOE and NOC to approve the service fee and renewal of Service Agreements, the Direct Transfer Option allows us to effectively determine the amount of service fees that NOC is charged as well as to ensure that Service Agreements are renewed indefinitely. Further, as described in paragraph 17 above, there are no restrictions as to the amount (minimum or maximum) of fees we can charge these schools, whether they are schools requiring reasonable returns or not requiring reasonable returns. So if at some point in the future we determine it is appropriate to transfer the retained earnings to us we would do so in the form of service fees pursuant to the terms of our Service Agreements with NOC. Consequently, we concluded that by design, our Service Agreements with NOC will absorb substantially all of the expected losses and expected residual returns of NOC.

By virtue of the analysis above, we concluded that other than these service fees paid to us there are no other significant variable interests in NOC. Accordingly, we believe that this indicator would point towards us as being the most closely associated with NOC.

d.	The design of the VIE.

As discussed in paragraph 37 above, the business structure was reorganized in contemplation of our offshore fund raising activity with the intent that the Group would operate the education business through NOC, in part, and receive the economic benefits through the service fees paid by NOC. Accordingly, we believe that this indicator would point towards us as being the most closely associated with NOC.

55.	Based upon our consideration of the indicators in ASC 810-10-25-44, we have concluded that the Company is the member of the related party group that is most closely associated with New Oriental China and its subsidiaries. Accordingly, we have concluded that the Company is considered the primary beneficiary and should thus consolidate New Oriental China’s and its subsidiaries pursuant to ASC 810-10-25-38.

Annex I - 11

56.	As described in paragraph 78 below, there was a change in the composition of the NOC BOD in October 2007. We considered if this change would meet any of the characteristics of a reconsideration event per ASC 810-10-35-4, and determined that there is no change in our initial determination that NOC and its subsidiaries are our VIEs pursuant to ASC 810 prior to its amendment by ASU 2009-17. That is, the change in the composition of the NOC BOD was not a result of, nor did it result in, a change in our contractual rights. Rather, our contractual rights prior to and subsequent to the change in the composition of the NOC BOD remained the same. Consequently, we have concluded that for the periods prior to and subsequent to this change in the NOC BOD:

a.	NOC was and remained a variable interest entity due to a lack of sufficient equity investment at risk and the fact that the holders of equity investment at risk as a group did not possess two of the three characteristics of a controlling financial interest.

b.	The Company was and remained part of a related party group comprised of the Company and NOC’s nominee shareholders.

c.	The Company was and remained the party within the related party group that is most closely associated with NOC, and thus the Company was (remained) the primary beneficiary of NOC.

Consolidation Analysis under ASC 810-10-25-38A (upon adoption of ASC 810 as amended by ASU 2009-17 effective beginning fiscal year ended May 31, 2011):

57.	ASC 810-10-25-38A provides the following guidance used to determine the primary beneficiary:

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

58.	Unlike the guidance contained in ASC 810-10-25-44 prior to its amendment by ASU 2009-17, which requires consideration of related party holdings and identification of the reporting entity within the related party group that is most closely associated with the variable interest entity in every instance in which a related party relationship exists, ASC 810-10-25-44 following its amendment by ASU 2009-17 states the following:

In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in the preceding paragraph) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. [Emphasis added]

Thus, we first considered whether we or one of our de facto agents individually have both: (a) the power to direct NOC’s most significant activities and (b) the obligation to absorb losses or the right to receive benefits of NOC that could potentially be significant to NOC.

Annex I - 12

Do we have the power to direct NOC’s activities that most significantly impact its economic performance?

Contractual Rights

59.	We have the power to direct the activities of NOC that most significantly impact NOC’s economic performance because the VIE structure was designed that way. As we will explain in more detail below, effectively:

a.	The Direct Transfer Option provides us with the ability to control and exercise the economic and governance rights that Century Friendship, Mr. Yu and other nominee shareholders would otherwise possess through their equity ownership interests in New Oriental China; and

b.	New Oriental China controls the NOC Schools through New Oriental China’s 100% ownership interest in the NOC Schools.

Therefore, through our contractual rights (namely the Direct Transfer Option), we contractually possess the power to direct the activities that most significantly impact NOC’s economic performance

60.	We have identified the following as activities that most significantly impact NOC schools economic performance:

•	developing content of and establishing pricing for educational programs;

•	hiring and conducting performance evaluations of school principals and teachers;

•	managing student enrollments;

•	marketing and recruiting students;

•	policy over payment of cash from the VIE; and

•	expansion of network and learning centers.

61.	As discussed paragraph 34 above, New Oriental China has consolidated all its schools because it owns 100% of the equity ownership interests, it has the ability to make major decisions that affect each school, and it has a controlling financial interest in all its schools.

62.	As discussed in paragraph 33 above, Century Friendship has retained a majority of the equity ownership interest in New Oriental China since October 2005, and thus has the ability to make major decisions that affect New Oriental China and its schools.

63.	We have the ability to control Century Friendship (and other nominee shareholders) because we have substantive kick-out rights pursuant to our ability to exercise the Direct Transfer Option (as discussed in paragraphs 64-66 below). This conclusion is consistent with the guidance in ASC 810-10-25-38C which states that, “[a] single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.”

64.	As noted in paragraph 20 above, each nominee shareholder has executed an exclusive Call Option pursuant to which we were given the contractual and irrevocable right to exercise the Direct Transfer Option or the Direct Acquisition Option. Because the Direct Acquisition Option is not currently exercisable pursuant to PRC law, unless otherwise noted, the remainder of this accounting analysis will focus on the rights that accrue to us under the Direct Transfer Option, which is currently, and was for the entire period that is subject to this accounting analysis, exercisable under PRC law. As stated in paragraph 63, and articulated in more detail in the immediately following paragraphs, we believe that the Direct Transfer Option represents a substantive, currently exercisable kick-out right.

65.	Specifically, the Direct Transfer Option gives us the ability to compel the nominee shareholders to make decisions in the best interest of the Company or risk being replaced by means of exercise of the Direct Transfer Option. In concluding that the Direct Transfer Option is the substantive equivalent of a kick-out right, we considered the guidance in ASC 810-10-55-35. The following is an analysis of such kick-out rights by reference to the factors discussed in ASC 810-10-55-35:

a.	Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise

As confirmed by the Company’s PRC counsel, pursuant to the terms of the Call Option, the Call Option cannot be unilaterally revoked by a nominee shareholder. The Company can unilaterally exercise its rights at any time under any circumstance, and for any reason it deems fit. Although, under current PRC law, the Company cannot exercise the Direct Acquisition Option component of the Call Option; as indicated in paragraph 21 PRC law currently does not restrict (and for the entire period that is subject to this accounting analysis, has not restricted) the Company from exercising the Direct Transfer Option.

Annex I - 13

b.	Financial penalties or operational barriers associated with replacing the decision maker that would act as a significant disincentive for removal

As confirmed by the Company’s PRC legal counsel, according to relevant PRC laws, the Company has the current ability to exercise the Direct Transfer Option and has also had this ability for the entire period that is subject to this accounting analysis. There are no operational barriers or financial penalties that would act as a significant disincentive for the Company to exercise its rights under the Direct Transfer Option. The exercise price is contractually required to be the lowest price allowed under PRC law. If we were to exercise the Direct Transfer Option, as discussed in paragraphs 71 below, an exercise price of nil is permissible under PRC law, and hence the price to be paid does not represent a financial penalty or barrier. Additionally, there are no significant liabilities (i.e. tax or requirement to fund losses) that would represent a disincentive to someone agreeing to be a nominee shareholder.

c.	The absence of an adequate number of qualified replacement decision makers or inadequate compensation to attract a qualified replacement

As confirmed by the Company’s PRC legal counsel, other than being a PRC entity (citizen, registered company, or otherwise), there are no barriers to being a shareholder of NOC; the Company’s candidates for future nominee shareholders (in the event it was ever necessary) include members of the Company POC, who are all PRC citizens.

d.	The absence of an explicit, reasonable mechanism in the contractual arrangement, or in the applicable laws or regulations, by which the parties holding the rights can call for and conduct a vote to exercise those rights

As confirmed by the Company’s PRC legal counsel, transferring the equity ownership interest from one PRC citizen/entity to another PRC citizen/entity requires executing a share transfer agreement and registering such transfer with the local SAIC branch, such registration is considered perfunctory and no governmental approval is required by the local SAIC branch to effect such a transfer. In order to effect such a transfer, the Company need only exercise its rights under the Direct Transfer Option.

e.	The inability of parties holding the rights to obtain the information necessary to exercise them.

No information is required to exercise the Direct Transfer Option. Rather, as confirmed by the Company’s PRC legal counsel, transferring the equity ownership interest from one PRC citizen/entity to another PRC citizen/entity requires executing a share transfer agreement and registering such transfer with the local SAIC branch.

66.	Consequently, we have concluded that the Direct Transfer Option represents a substantive kick-out right over the nominee shareholders. We note that in contemplation of our offshore fund raising activity, the original nominee shareholders agreed to transfer the economic rights of NOC to the Company in exchange for a proportionate ownership interest in the Company, and hence they no longer look to their ownership in New Oriental China for their economics. Furthermore, because we maintain the substantive ability to exercise the Direct Transfer Option at the lowest price allowed under PRC law, which is currently nil, the nominee shareholders have little incentive to act in a manner inconsistent with the desires of the Company, for were they to attempt to do so we would exercise the Direct Transfer Option. Accordingly, we have concluded that for purposes of evaluating our involvement with NOC, we have the power to control its nominee shareholders and the NOC BOD, thus the power to control the activities that most significantly impact NOC’s economic performance.

Annex I - 14

Actual Practice

67.	As demonstrated above, we have the contractual power to direct NOC’s activities that most significantly impact its economic performance. In practice, the reporting structure does not necessarily mimic the contractual corporate governance chain of command discussed above. However, the following discussion will demonstrate how the decisions surrounding the activities that most significantly impact NOC’s economic performance are made by the Company and/or our WFOEs, which is consistent with our contractual rights highlighted above.

68.

As part of the Group’s overall internal controls, the Company has established limits of authority set forth in the Group’s Policy on Approval Authority Matrix and Group’s Manager Search and Selection Policy[6] whereby the Company and WFOEs have participating rights to approve financial and operating decisions exceeding specified thresholds; matters subject to approval include the annual budgets for NOC and its subsidiaries, the appointment and dismissal of management, and material transactions.

69.	We adopted and implemented a hierarchical organizational structure with clearly defined roles and responsibilities for our BOD, executive officers, managers and employees. All decisions significant to the operations and economic performance of the Group (including NOC) are made by the Company formulated by the Company POC and approved by the Company’s BOD and communicated all the way down to the NOC school level.

70.	As noted in paragraph 60 above, the Company has identified the following activities as those that most significantly impact NOC’s economic performance[7]:

i.	developing content of and establishing pricing for educational programs;

ii.	hiring and conducting performance evaluations of school principals and teachers;

iii.	managing student enrollments;

iv.	marketing and recruiting students;

v.	policy over payment of cash from the VIE; and

vi.	expansion of network and learning centers.

(i) Developing content and establishing pricing of education programs

The content of educational programs is standardized by the Company Business Unit Management Center (Company BUMC). Standardized content includes:

•	Course offerings, which specify the course name, class duration, class size and price;

•	Course syllabus and course materials;

•	Teaching manuals to aid the instructors conducting and delivering the course;

•	Materials to aid instructors in documenting the progress of students; and

•	Advertising materials.

The Company BUMC establishes the annual budget that specifies expected revenue of each business line by location. Using this information, the school principal will work with Business Unit Officers (BMOs) at each school to formulate the school’s budget and (if necessary) propose changes in the education program offerings and/or pricing of the education programs. The school’s annual budget, proposed price changes and program offerings are reviewed by the school principal prior to sending it to the Company BUMC, who reviews it before sending it to the Company POC; the Company POC will consolidate all schools’ budgets and develop an annual budget for the consolidated Group, which is submitted to the Company’s BOD for approval.

(ii) Hiring and conducting performance evaluations of school principals and teachers

The Company POC appoints/dismisses and performs the performance evaluations for School Principals.

The Company’s Vice Presidents will identify candidates to be appointed (or dismissed) as school principals within his respective region. The facts, circumstances and reasons will be discussed by the Company POC. The Company POC will determine whether (or not) to appoint (or dismiss) the candidate as a school principal. The Company POC Secretary (currently, the Vice President of Finance) will document the outcome of the discussions and email it to all POC members. The list of hires and dismissals will be mailed to Company’s Director of Human Resources, who designates a HR Officer to process the paperwork.

[6]	Please refer to Appendix I for a summary of the Company’s Policy on Approval Authority Matrix and Manager Search and Selection Policy.
[7]	Please view Appendix II, Significant Activities Corporate Governance Matrix, in conjunction with reading paragraph 70.

Annex I - 15

Based on the Group’s annual budget, as approved by the Company’s BOD, the Company’s Director of Human Resources will propose key performance indicators (“KPIs”) for each school principal. The Company POC will discuss and propose the salaries and benefits for each school principal. The Company’s Executive President will email the outcome to the Company’s Director of Human Resources, who will then prepare the Goal Setting & Salary Package Acknowledgement Letter and forward it to the respective Company Vice President for delivery and communication to the respective school principal.

After the end of the fiscal year, the Company Vice President will access the school principals’ performance relative to his/her respective KPI goals, and the Company’s Human Resources Director will calculate the bonus and submit it to the respective Company Vice President, Company Executive President and Company CEO for approval. Upon approval, Company’s Director of Human Resources or designated Human Resources staff will notify the school principal, via email, of his/her performance evaluation.

Company’s human resources department appoints and conducts the performance evaluations for teachers.

The Company’s human resources department’s “Handbook of Human Resources” has a standardized set of hiring procedures, the minimum qualifications of hires and an authorization matrix showing who has the ability to appoint a teacher. The Company BUMC has established a standardized teacher remuneration policy and appraisal policy. The school principal and BMO will conduct the teachers’ performance evaluations in accordance with procedures set forth in the “Handbook of Human Resources”.

(iii) Managing student enrollments

Before the beginning of each fiscal year, the Company POC will disseminate the revenue and net profit targets for each school, as approved by the Company’s BOD. School principals will then release these targets to the relevant departments of their respective schools. Using these revenue and net profit targets, each department will develop its sector-specific enrollment, revenue and net profit budgets. Each school’s budget is consolidated by the school’s finance managers and submitted to the school principal for review, who in turn forwards it to the Company POC and its respective Company Vice President for review and approval. Once approved, the budget will be used as a basis for evaluating the performance of each school principal and finance manager, which occurs at the end of each fiscal year.

On a weekly basis, the Company’s Financial Analyst retrieves relevant data from each school’s registration system to summarize the number of enrollments and cash received. This information is reviewed and analyzed for reasonableness prior to forwarding the information to the Company POC. The Company’s Vice Presidents, if necessary, will make inquiries with the respective school principal. As discussed in paragraph 70(ii) above, student enrollment is a KPI that will be used to assess the performance of the school principals.

(iv) Marketing and recruiting students

Using the revenue and net profit targets issued by their respective Company Vice President, as approved by the Company’s BOD, the schools’ marketing managers will develop the school’s annual marketing budget to be included in the annual budget, which is submitted to the Company Vice Presidents for review and approval. The Company Vice Presidents will compare their respective schools’ marketing budgets against the Group’s annual budget to determine the reasonableness of each school’s marketing expenses budget.

As discussed in paragraph 70(i) above, the general marketing materials is standardized by the Company BUMC.

(v) Policy over payment of cash from the VIE

The school principal is responsible for the execution of Service Agreements while the school’s finance manager is responsible for processing the payment of service fees to WFOEs. The Company’s Group Financial Department will determine the amount of service fees to charge each school in their respective jurisdictions. Annually, as part of the Group’s annual budgeting process, the Company’s Group Financial Department considers the operations of each NOC school, applicable tax rates, planned capital expenditures and its business strategies when determining the amount of service fee charged. The Company’s Finance Director, will communicate to the school’s finance manager the amount of fees assessed. On a quarterly basis, the Company’s Finance Director will follow up with the schools’ finance managers regarding any unremitted fees; some flexibility for late payment is allowed under certain circumstances (i.e. expansion needs) and requires the approval by Company’s Finance Director.

The execution of the Service Agreements and payment of service fees is one of the factors used to assess the performance of the schools’ finance managers.

Annex I - 16

(vi) Expansion of network and learning centers

Before the beginning of each fiscal year, each school provides its annual budget which also addresses its expansion plan. Feasibility studies are carried out by the school and led by school principal. The feasibility plan, depending on the anticipated total expenditure, is submitted to either the Company Vice Presidents or the Company’s Executive President and BOD. Upon approval, the Company’s BOD and Company POC will approve the number and amount of investment in new learning centers and incorporate such information into the Group’s annual budget.

Upon approval, Company’s engineering department is responsible for reviewing and approving the designs, contracts and construction status of all projects.

During the fiscal year, each new out-of-budget learning center is submitted to the Company’s Vice President of Finance and its respective Company Vice President for review and approval.

Do we have the obligation to absorb NOC’s losses or the right to receive NOC’s benefits that could be potentially significant to NOC?

71.	For the service agreements that require mutual consent of the WFOE and New Oriental China and/or its subsidiaries to approve assessed service fees and renewal of Service Agreements, our ability to control Century Friendship and the other nominee shareholders (as discussed in paragraphs 61-63 above) allow us to effectively control the decisions that are made by New Oriental China and its subsidiaries, including the execution of new Service Agreements and their approval of service fees and renewal of Service Agreements. This allows us to charge service fees in whatever amounts we deem fit and to ensure that Service Agreements are executed and/or renewed indefinitely.

72.	We have consistently absorbed a significant amount of the variability of NOC’s economic performance. Furthermore, for the sole period following the adoption of ASC 810 as amended by ASU 2009-17 (our fiscal year ended May 31, 2011) we received from NOC services fees that approximated 57% of its net income prior to service fee expenses.

73.	NOC has no form of financing other than contributed capital and retained earnings. If financial support becomes necessary for the operation of NOC in the future, there are no terms in any agreements or any implicit arrangements that stipulate the Company or the nominee shareholders of NOC have the obligation to fund such losses. However, if such losses were to occur, we will, subject to statutory limits and restrictions, fund losses to NOC through loans from the Company to NOC or any of its subsidiaries, or loans from the WFOEs to NOC or any of its subsidiaries. For any loans from the Group’s Cayman holding company to NOC or any of its subsidiaries, such loans must be approved by the relevant government authorities and must also be registered with SAFE or its local branch. Such restrictions have been disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in the Company’s 2011 Form 20-F. We have not provided any loan or other financial support to New Oriental China’s or any of its subsidiaries in the past, nor do we expect to provide any form of financial support to the VIE and its subsidiaries in the future.

Who is the primary beneficiary of NOC?

74.	As demonstrated by the analysis above, we have the power to direct the NOC’s activities that most significantly impact NOC’s economic performance and we have the right to receive benefits from NOC that could potentially be significant to the NOC. Accordingly, we satisfy the criteria to be deemed NOC’s primary beneficiary, as defined by ASC 810-10-25-38A, and should consolidate NOC as our VIE.

75.	As discussed above, all the relevant facts and circumstances indicate that we (and not the nominee shareholders) possess both of the characteristics of NOC’s primary beneficiary, as defined by ASC 810-10-25-38A. Applying ASC 810-10-25-44 following its amendment by ASU 2009-17 (cited above in paragraph 58), is only required in instances in which separately neither we nor the nominee shareholders have that characteristics of NOC’s primary beneficiary, but as a group we would. Nevertheless, if we were to perform the related party analysis to determine which member of the related party group is more closely associated with New Oriental China’s and its subsidiaries, we would arrive at the same conclusion (as discussed in paragraphs 55 above) that we and not the nominee shareholders are more closely associated with NOC, and therefore are NOC’s primary beneficiary.

Annex I - 17

Reconsideration Events

76.	Since the date we determined that New Oriental China’s and its subsidiaries are our VIEs, there have been no reconsideration events (as defined by ASC 810-10-35-4) or circumstances that would result in us changing the conclusion that we are the primary beneficiary, as defined by ASC 810-10-25-38A.

77.	As a result of the share transfers to Century Friendship that were completed in January 2012 (see paragraph 5 above), we entered into, for no consideration, new powers of attorney, option agreements, and equity pledge agreements, which were executed and finalized in April 2012.

78.	Concurrent with the nominee shareholders’ transfer of New Oriental China’s shares to Century Friendship, NOC BOD lawfully amended its Articles of Association to eliminate the necessity of having a BOD and replaced that role with an executive director position which Mr. Yu has assumed.

79.	Because the new exclusive option agreements and new equity pledge agreements with Century Friendship were entered into to reflect its additional equity interest ownership in New Oriental China and to grant us rights that are substantially similar to the original exclusive option agreements and the original equity pledge agreements, if one were to conclude that this rose to the level of a reconsideration event, for essentially the same reasons articulated in our accounting analysis above, NOC would remain a variable interest entity and we would remain its primary beneficiary. That is, with the exception of replacing ten former shareholders of New Oriental China with a single nominee shareholder and the reduction in the number of the directors in NOC BOD in the analysis above, the basis for concluding that NOC is a variable interest entity, and that we are NOC’s primary beneficiary would remain the same.

80.	Finally with regards to the events described above, we note that the new pledge agreements were properly registered with the local SAIC branch in May 2012. This was not considered a reconsideration event (as defined by ASC 810-10-35-4) that would result in us changing our conclusion that we are the primary beneficiary, as defined by ASC 810-10-25-38A.

Subsequent to fiscal year end May 31, 2011

Power of Attorney

81.	In April 2012, Century Friendship entrusted the WFOEs through a revocable power of attorney as Century Friendship’s proxy to exercise Century Friendship’s rights as a shareholder (i.e. voting rights) with respect to 100% of its equity interests in New Oriental China.

82.	While this provides incremental evidence of our control over NOC, as demonstrated by our accounting analysis above, our substantive kick-out rights (via our ability to exercise the Direct Transfer Option as discussed in paragraphs 63-66 above), provide us with the power to direct NOC’s activities that most significantly impact NOC’s economic performance. The power of attorney was merely entered into to give an additional mechanism whereby the Company could enforce its decisions with regards to the activities of NOC that most significantly impact its economic performance. Accordingly, entering into the power of attorney was not considered a reconsideration event (as defined by ASC 810-10-35-4) nor would it result in us changing our conclusion that we are the primary beneficiary, as defined by ASC 810-10-25-38A, prior to entering into the power of attorney.

Annex I - 18

Appendix I to the VIE Analysis Memo

POLICY ON APPROVAL AND AUTHORITY MATRIX

The Group maintains an approval authority policy that allocates the approving power among different hierarchies based on the monetary value of concerning matters.

All contracts are subject to the following approval authority policy:

Approval Authority	Matters Subject to Approval

Legal department of the Company	Contracts with an amount over RMB200,000

Administration department of the Company	Property purchase contracts with an amount over RMB100,000, and engineering contracts with an amount over RMB200,000

Marketing department of the Company	Advertising contracts with an amount over RMB200,000

Vice president in charge	Cooperation contracts

Individual subsidiaries and/or schools have their own annual budgets. All budgeted expenditures, depending on the amount, are subject to additional levels of review. For illustration purposes, the table below sets forth the approving power of the Company’s BOD and the Company’s senior management over key matters specific to Beijing New Oriental School, one subsidiary of New Oriental China:

Approval Authority	Matters Subject to Approval
	Amount Within the Budget	Amount Beyond the Budget (Single Transaction)

Board of Directors of the Company	Annual budgets	Any amount RMB30,000,000 or more above the budget

Chief Executive Officer of the Company	Pre-approve all matters that are subject to the approval of the Board of Directors

Executive President of the Company	Any amount above RMB5,000,000	Any amount above RMB2,000,000

Senior Vice President of the Company	Any amount above RMB2,000,000 but less than RMB5,000,000	Any amount above RMB1,000,000 but less than RMB2,000,000

School principal of NOC school	RMB2,000,000 or less	RMB1,000,000 or less

Note that each school has its own applicable approval matrix, with the major difference being the approval authority of head of each school. All transactions above RMB5,000,000 within budget item requires the approval of Executive President, which was appoint by the board of director of the Company, and any amount above RMB30,000,000 in excess of the budget item requires the approval of the board of directors of the Company.

Annex I - 19

MANAGER SEARCH AND SELECTION POLICY

The Company maintains policies defining the approving authority, process and other relevant issues. The table below briefly shows which level has authority to approve the appointment and removal of which management position within the Group, including New Oriental China and its subsidiaries.

Matters Subject to Approval		Approval Authority

Appointment of	Vice President and above	Board of directors of the Company
	Senior managers, which include department directors, school heads, general manager of New Oriental China’s subsidiaries, head of Business Center	President Office Committee
	Managers who report directly to a Vice President or senior manager	Vice president in charge
Removal of	Vice President and the above	Board of directors of the Company
	Senior managers, which include department directors, school heads, general manager of the New Oriental China’s subsidiaries, head of Business Center	President Office Committee
	Managers who report directly to a Vice President or senior manager	Vice president in charge

Annex I - 20

Appendix II to the VIE Analysis Memo

Activities	Developing content of and establishing pricing for educational programs		Hiring and conducting performance evaluations of principals		Hiring and conducting performance evaluations of teachers	Managing student enrollments	Marketing and recruiting students	Expansion of learning centers and schools	Policy over payment of cash from the VIE
Decision Making Flow	Programs	Pricing	Hiring	Appraisal
Initial decision	NOC/ Business Unit Officer	NOC/ School principal & Business Unit Officer	The Company/ VP	The Company/ HR director	NOC/ Business Unit Officer	NOC/ School Principals	The Company/ Marketing director	NOC/ School principals	The Company/ Finance director
Review and approval	The Company/ POC	The Company/ Project Centre	The Company/ POC	The Company/ POC	NOC/ school principals	<RMB5M: The Company/ relevant vice president > RMB5M: The Company/ Executive President above the budget > RMB30M: The Company/ BOD	The Company/ VP	<RMB5M: The Company/VP > RMB5M: The Company/ Executive President above the budget > RMB30M: The Company/ BOD	The Company/ POC

Annex I - 21

English Translation

ANNEX II

Option Agreement

This Option Agreement (“Agreement”) is executed on April 23, 2012 in Beijing among:

Party A: Shanghai Smart Words Software Technology Company Limited, with its registration address at Room 707-2, No. 200, Huiyuan Road, Jiading Industrial Zone, Shanghai;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Street, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

In respect of Party A’s purchase of the equity interest of Party C held by Party B, the Parties hereto upon friendly negotiation agree as follows:

1.	Target Equity Interest

1.1	Party A shall have the right to require Party B to transfer 100% of the equity interest of Party C it holds (“Target Equity Interest”), in whole or in part, subject to Party A’s specific requirements, and Party B shall transfer the Target Equity Interest to Party A or to a third party designated by Party A in accordance with Party A’s requirements under the following circumstances:

(i)	Party A can legally own all or part of the Target Equity Interest under the PRC Laws and administrative regulations; or

(ii)	Other circumstances deemed as appropriate or necessary by Party A.

All of the rights of Party A under this Agreement shall be exclusive and irrevocable.

1.2	All Parties agree that Party A shall have the right to exercise its purchase right in whole or in part and to acquire the Target Equity Interest in whole or in part without any limit at any time and from time to time.

1.3	All Parties agree that Party A may designate any third party to acquire the Target Equity Interest in whole or in part and Party B shall not refuse and shall transfer the Target Equity Interest in whole or in part to such third party as requested by Party A.

Annex II - 1

1.4	Prior to the transfer of the Target Equity Interest to Party A according to this Agreement, Party B shall not transfer the Target Equity Interest without the Party A’s prior consent in writing.

2.	Procedures

2.1	When signing this Agreement, Party B shall also execute the “Equity Interest Transfer Agreement” in the format set forth in APPENDIX 1 attached hereto and submit the said document to Party A for keeping.

2.2	If Party A decides to acquire the Target Equity Interest pursuant to Article 1.1 hereinabove, it shall send written notice to Party B which specifies the proportion of the Target Equity Interest to be acquired and identifies the transferee. Party B and Party C shall furnish all materials and documents necessary for the registration of said equity interest transfer within 7 days after the date of Party A’s notice.

2.3	Except the notice obligation provided in Article 2.2 of this Agreement, there shall be no other prerequisite, incidental conditions or procedures as to Party A’s exercise of its option to purchase the Target Equity Interest.

3.	Transfer Price

3.1	The total transfer price for the Target Equity Interest shall be the lowest price allowable under the PRC Laws and administrative regulations at the time of said transfer. If the Target Equity Interest is transferred in installments, the due transfer price for one installment shall be determined in accordance with the proportion of Target Equity Interest under said transfer.

3.2	All the taxes, fees and expenses arising from the transfer of the Target Equity Interest shall be borne by each Party respectively in accordance with the PRC Laws.

4.	Appendix

In the event that at the time of the Target Equity Interest transfer, there is a need to modify the format of “Equity Interest Transfer Agreement” set forth in APPENDIX 1 attached hereto pursuant to then effective PRC Laws and administrative regulations, the Parties shall modify the said format in good faith in compliance with PRC Laws and administrative regulations.

The appendix is an integral part of this Agreement and has the same legal effects as the other parts of the Agreement.

Annex II - 2

5.	Confidentiality

All the articles of this Agreement and the Agreement itself shall be kept confidential by all the Parties and shall not be disclosed to any third party excluding senior officers, directors, employees, agents and professional consultants. If any Party is required by law to disclose any information in connection with this Agreement to the government, the public or shareholders, or to file this Agreement with governmental authorities concerned, that Party shall not be subject to this Article.

This Article shall survive any amendment, rescission or termination of this Agreement.

6.	Liability for Breach of Contract

One Party shall be deemed to have breached this Agreement and compensate the other Parties for all losses if it fails to perform any of its obligations under this Agreement or its representations or warrants under this Agreement are proved to be substantially false or incorrect.

7.	Force Majeure

In the event of force majeure influencing the performance of this Agreement, the Party suffering the force majeure shall forthwith notify other Parties in the form of telegraph, facsimile or other electric forms immediately and provide the written certificate concerning force majeure within fifteen (15) working days. According to the extent of the impact of the force majeure on the performance of this Agreement, all Parties shall negotiate and decide whether to rescind the Agreement, partly relieve obligation, or delay the performance of the Agreement.

8.	Miscellaneous

8.1	All parties hereby confirm that PRC laws shall be applicable to the conclusion, performance and interpretation of the agreement. Party B will transfer the equity interests of Party C it holds to Party A or any third party designated by Party A when PRC laws permit the said transfer and will comply with the said laws.

8.2	Any dispute arising in the process of performing this Agreement shall be settled through amicable consultations. If the dispute cannot be settled through such consultations, the dispute shall be submitted to arbitration with Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitrator(s) shall be final.

8.3	This Agreement shall be effective on the date of execution.

8.4	This Agreement is executed in Chinese with 3 copies, each of which shall be held by each Party.

Annex II - 3

(Signature Page)

Party A: Shanghai Smart Words Software Technology Company Limited

/s/ (signature or seal)

Party B: Beijing Century Friendship Education Investment Co., Ltd.

/s/ (signature or seal)

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

/s/ (signature or seal)

Annex II - 4

APPENDIX 1 TO THE OPTION AGREEMENT

Equity Interest Transfer Agreement

This Equity Interest Transfer Agreement (“Agreement”) is entered into in Shanghai, PRC by:

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Transferee:

NOW, the Parties agree as follows concerning the equity interest transfer:

1.	The transferor agrees to transfer to the transferee % of equity interest of Beijing New Oriental Education & Technology Group Inc. held by the transferor, and the transferee agrees to accept said equity interest.

2.	After the closing of equity interest transfer, the transferor shall not have any rights and obligations as a shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd., and the transferee shall have such rights and obligations as a shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd.

3.	Any matter not covered by this Agreement may be determined by the Parties by way of signing supplementary agreements.

4.	This Agreement shall be effective from the signing day.

5.	This Agreement is executed in four copies, with each party holding one copy. The rest copies are made for the purpose of going through business registration of such change.

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/ (signature or seal)

Date:

Transferee:

Authorized Signature:

Date:

Annex II - 5

ANNEX III

Annex III - 1

Annex III - 2

Annex III - 3

Annex III - 4

Annex III - 5